As filed with the Securities and Exchange           Registration No. 333-___
Commission on March 19, 2001                        Registration No. 811-5626
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

               REGISTRATION STATEMENT UNDER
                                          THE SECURITIES ACT OF 1933
                           Pre-Effective Amendment No.___
                         Post-Effective Amendment No.___
                                     and/or

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 119

                               SEPARATE ACCOUNT B
                           (EXACT NAME OF REGISTRANT)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                               SEPARATE ACCOUNT B
                           (Exact Name of Registrant)

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               1475 Dunwoody Drive
                                West Chester, PA             19380-1478
      (Address of Depositor's Principal Executive Offices)   (Zip Code)
      Depositor's Telephone Number, including Area Code (610) 425-3400

                                Linda E. Senker, Esq.
                    Golden American Life Insurance Company
                                1475 Dunwoody Drive
                            West Chester, PA  19380-1478
                        (Name and Address of Agent for Service)


-------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement

Title of Securities Being Registered:
Interests in a separate account under flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       CONTRACT PROSPECTUS - JULY 1, 2001
                       ----------------------------------

THE CONTRACT. The contract described in this prospectus is a group or individual deferred variable annuity contract issued by Golden American Life Insurance Company (the Company, we, us, our). It is issued to you, the contract holder, as either a nonqualified deferred annuity, including contracts offered to a custodian for an Individual Retirement Account as described in Section 408(a) of the Internal Revenue Code of 1986, as amended (Tax Code); a qualified individual retirement annuity (IRA); a qualified Roth IRA; or as a qualified contract for use with certain employer sponsored retirement plans.

The contract is not available as a SIMPLE IRA under Tax Code Section 408(p).

--------------------------------------------------------------------------------
WHY READING THIS PROSPECTUS IS IMPORTANT. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully.

TABLE OF CONTENTS ... PAGE 3
--------------------------------------------------------------------------------

PREMIUM BONUS OPTION. We will credit a premium bonus to your account for each purchase payment you make during the first account year if you elect the premium bonus option. There is an additional charge for this option during the first seven account years. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your account. See "Premium Bonus Option-Suitability." The premium bonus option may not be available in all states.

INVESTMENT OPTIONS. The contract offers variable investment options and a fixed interest option. When we establish your account you instruct us to direct account dollars to any of the available options.

VARIABLE INVESTMENT OPTIONS. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

RISKS ASSOCIATED WITH INVESTING IN THE FUNDS. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 18, in Appendix II--Description of Underlying Funds and in each fund prospectus. READ THIS PROSPECTUS IN CONJUNCTION WITH THE FUND PROSPECTUSES, AND RETAIN THE PROSPECTUSES FOR FUTURE REFERENCE.

GETTING ADDITIONAL INFORMATION. You may obtain the July 1, 2001, Statement of Additional Information (SAI) about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Section, Washington, D.C. 20549-0102. The SAI table of contents is listed on page 55 of this prospectus. The SAI is incorporated into this prospectus by reference.

ADDITIONAL DISCLOSURE INFORMATION. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE THAT DOES NOT PERMIT THEIR SALE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT THAN THAT CONTAINED IN THIS PROSPECTUS.

THE FUNDS

-  Aetna Balanced VP, Inc.
-  Aetna Income Shares d/b/a Aetna Bond VP
-  Aetna Growth VP
-  Aetna Variable Fund d/b/a Aetna Growth and Income VP
-  Aetna Index Plus Large Cap VP
-  Aetna International VP
-  Aetna Variable Encore Fund d/b/a Aetna Money Market VP
-  Aetna Small Company VP
-  Aetna Technology VP
-  AIM V.I. Capital Appreciation Fund
-  AIM V.I. Government Securities Fund
-  AIM V.I. Growth Fund
-  AIM V.I. Growth and Income Fund
-  AIM V.I. Value Fund
-  Alliance Variable Products Growth and Income Portfolio
-  Alliance Variable Products Premier Growth Portfolio
-  Alliance Variable Products - Quasar Portfolio
-  Fidelity Variable Insurance Products Fund (VIP) Equity-Income Portfolio
-  Fidelity Variable Insurance Products Fund (VIP) Growth Portfolio
-  Fidelity Variable Insurance Products Fund (VIP) High Income Portfolio
- Fidelity Variable Insurance Products Fund II (VIP II) Contrafund-Registered Trademark- Portfolio
-  Janus Aspen Aggressive Growth Portfolio
-  Janus Aspen Balanced Portfolio
-  Janus Aspen Growth Portfolio
-  Janus Aspen Worldwide Growth Portfolio
-  MFS Total Return Series
-  [Mitchell Hutchins Series Trust Growth and Income Portfolio]
-  Oppenheimer Aggressive Growth Fund/VA
-  Oppenheimer Main Street Growth & Income Fund/VA
-  Oppenheimer Strategic Bond Fund/VA
-  Pilgrim VP Growth Opportunities Portfolio
-  Pilgrim VP MagnaCap Portfolio
-  Pilgrim VP MidCap Opportunities Portfolio
-  Pilgrim VP SmallCap Opportunities Portfolio
-  Portfolio Partners, Inc. (PPI) MFS Capital Opportunities Portfolio
-  Portfolio Partners, Inc. (PPI) MFS Emerging Equities Portfolio
-  Portfolio Partners, Inc. (PPI) MFS Research Growth Portfolio
-  Portfolio Partners, Inc. (PPI) Scudder International Growth Portfolio
-  Prudential Jennison Portfolio (Class II Shares)
-  SP Jennison International Growth Portfolio (Class II Shares)

--------------------------------------------------------------------------------
                          FIXED INTEREST OPTION.
                          - Golden American Guaranteed Account (the Guaranteed Account)

                              Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the Guaranteed Account in an appendix to this prospectus. There is also a separate Guaranteed Account prospectus.

                              AVAILABILITY OF OPTIONS. Some funds or the
                              Guaranteed Account may be unavailable through your contract or in your state.

                              THE CONTRACT IS NOT A DEPOSIT WITH, OBLIGATION OF OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS IT INSURED BY THE FDIC. THE CONTRACT IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT.

TABLE OF CONTENTS

CONTRACT OVERVIEW                                                    4
--------------------------------------------------------------------------------
Contract Design
Contract Facts
Questions: Contacting the Company (sidebar)
Sending Forms and Written Requests in Good Order (sidebar)
Sending Additional Purchase Payments (sidebar)
Contract Phases: The Accumulation Phase, The Income Phase
--------------------------------------------------------------------------------

FEE TABLE                                                             8
CONDENSED FINANCIAL INFORMATION                                      14
PURCHASE AND RIGHTS                                                  14
RIGHT TO CANCEL                                                      16
PREMIUM BONUS OPTION                                                 16
INVESTMENT OPTIONS                                                   18
TRANSFERS AMONG INVESTMENT OPTIONS                                   19
TRANSFERS BETWEEN OPTION PACKAGES                                    22
FEES                                                                 23
YOUR ACCOUNT VALUE                                                   28
WITHDRAWALS                                                          30
SYSTEMATIC DISTRIBUTION OPTIONS                                      32
DEATH BENEFIT                                                        33
THE INCOME PHASE                                                     38
TAXATION                                                             42
OTHER TOPICS                                                         50

The Company --Separate Account B -- Contract Distribution -- Payment of Commissions -- Payment Delay or Suspension -- Performance Reporting -- Voting Rights -- Contract Modifications -- Transfer of Ownership: Assignment -- Involuntary Terminations -- Legal Matters -- Legal Proceedings

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                  55
APPENDIX I -- GOLDEN AMERICAN GUARANTEED ACCOUNT                     56
APPENDIX II -- DESCRIPTION OF UNDERLYING FUNDS                       59

                                CONTRACT OVERVIEW
--------------------------------------------------------------------------------
QUESTIONS: CONTACTING THE COMPANY. To answer your questions, contact your sales representative or write or call our Customer Service Center at:

P.O. Box 2700
West Chester, PA 19380
1-800-366-0066


SENDING FORMS AND WRITTEN REQUESTS IN GOOD ORDER.
If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.


SENDING ADDITIONAL PURCHASE PAYMENTS.
Use the following address when sending additional purchase payments.

Golden American Life Insurance Company
Attn:  Customer Service Department
P.O. Box 2700
West Chester, PA 19380

--------------------------------------------------------------------------------
The following is intended as a summary. Please read each section of this prospectus for additional detail.
--------------------------------------------------------------------------------
                                 CONTRACT DESIGN
--------------------------------------------------------------------------------
The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.
--------------------------------------------------------------------------------
                                 CONTRACT FACTS
--------------------------------------------------------------------------------
OPTION PACKAGES. There are three option packages available under the contract. You select an option package at the time of application. Each option package is distinct See "Purchase and Rights" for age maximums on the calculation of death benefits. The differences are summarized as follows:
--------------------------------------------------------------------------------

                             OPTION PACKAGE I          OPTION PACKAGE II            OPTION PACKAGE III
----------------------------------------------------------------------------------------------------------
Mortality and
Expense Risk
Charge(1):                        0.80%                      1.10%                         1.25%
----------------------------------------------------------------------------------------------------------
Death Benefit(2)        The greater of:             The greatest of:             The greatest of:
on Death of the         (1) The sum of all          (1) The sum of all           (1) The sum of all
Annuitant(3):               purchase payments,          purchase payments,           purchase payments,
                            adjusted for                adjusted for                 adjusted for
                            amounts withdrawn           amounts withdrawn            amounts withdrawn
                            or applied to an            or applied to an             or applied to an
                            income phase                income phase                 income phase
                            payment option as           payment option as            payment option as
                            of the claim                of the claim                 of the claim
                            date; or                    date; or                     date; or
                        (2) The account value       (2) The account value        (2) The account value
                            on the claim date.          on the claim                 on the claim
                                                        date; or                     date; or
                                                    (3) The "step-up value"      (3) The "step-up value"
                                                        on the claim date.           on the claim date;
                                                                                     or
                                                                                 (4) The "roll-up value"
                                                                                      on the claim date.
----------------------------------------------------------------------------------------------------------
Minimum Initial             NON-                        NON-                        NON-
Purchase Payment(4):     QUALIFIED:  QUALIFIED:      QUALIFIED:  QUALIFIED:      QUALIFIED:  QUALIFIED:
                          $15,000      $1,500          $5,000      $1,500          $5,000      $1,500
----------------------------------------------------------------------------------------------------------
Free Withdrawals(5):      10% of your account         10% of your account         10% of your account
                           value each account          value each account          value each account
                          year, non-cumulative.       year, non-cumulative.       year, cumulative to a
                                                                                      maximum 30%.
----------------------------------------------------------------------------------------------------------
Nursing Home
Waiver -- Waiver                  Not
of Early                       Available                    Available                  Available
Withdrawal Charge:
----------------------------------------------------------------------------------------------------------

(1) See "Fee Table" and "Fees."
(2) See "Death Benefit." If a death benefit is payable based on account value, step-up value or roll-up value, the death benefit will not include any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option--Forfeiture."
(3) When a contract holder who is not the annuitant dies, the amount of the death benefit is not the same as shown above under each option package. See "Death Benefit." THEREFORE, CONTRACT HOLDERS WHO ARE NOT ALSO THE ANNUITANT SHOULD SERIOUSLY CONSIDER WHETHER OPTION PACKAGES II AND III ARE SUITABLE FOR THEIR CIRCUMSTANCES.
(4) See "Purchase and Rights."
(5) See "Fees."

PREMIUM BONUS OPTION. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. See "Premium Bonus Option."

In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "Fee Table" and "Fees."

In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:

- If you exercise your free look privilege and cancel your contract. See "Premium Bonus Option--Forfeiture" and "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Premium Bonus Option--Forfeiture" and "Death Benefit--Premium Bonus."

- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. See "Premium Bonus Option--Forfeiture" and "Withdrawals."

If you expect to make purchase payments to your contract after the first account year, the premium bonus option may not be right for you. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. See "Premium Bonus Option--Suitability." Your sales representative can help you decide if the premium bonus option is right for you.

TRANSFERABILITY. You may transfer from one option package to another.

-   Transfers must occur on an account anniversary.

- A written request for the transfer must be received by us within 60 days of an account anniversary.

-   Certain minimum account values must be met.

See "Transfers Between Option Packages."

FREE LOOK/RIGHT TO CANCEL. You may cancel your contract within ten days (some states allow you more than ten days) of receipt. See "Right to Cancel."

DEATH BENEFIT. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. The amount of the death benefit will depend upon the option package selected. See "Death Benefit." Any death benefit during the income phase will depend upon the income phase payment option selected. See "The Income Phase."

WITHDRAWALS. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

SYSTEMATIC DISTRIBUTION OPTIONS. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

FEES AND EXPENSES. Certain fees and expenses are deducted from the value of your contract. The fees and expenses deducted may vary depending upon the option package you select. See "Fee Table" and "Fees."

TAXATION. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs or 403(b) plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

--------------------------------------------------------------------------------
                                 CONTRACT PHASES
--------------------------------------------------------------------------------
I. THE ACCUMULATION PHASE (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:
-   The Guaranteed Account; or
- Variable Investment Options. (The variable investment options are the subaccounts of Separate Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.


                        ---------------------
                              Payments to
                             Your Account
                        ---------------------
                                Step 1
           ------------------------------------------------
               Golden American Life Insurance Company
           ------------------------------------------------
                 (a)             Step 2             (b)
           ---------------     ----------------------------
             Guaranteed
              Account              SEPARATE ACCOUNT B

                                   Variable Investment
                                        Options



           ---------------     ----------------------------
                                     THE SUBACCOUNTS
                               --------- --------- --------
                                   A         B        ETC.
                               --------- --------- --------
                                      Step 3
                               --------- ---------
                                Mutual    Mutual
                                 Fund      Fund
                                   A         B
                               --------- ---------


II. THE INCOME PHASE (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

-   Receive income phase payments for a specified period of time or for life;

-   Receive income phase payments monthly, quarterly, semi-annually or annually;

- Select an income phase payment option that provides for payments to your beneficiary; or

- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

                                    FEE TABLE
--------------------------------------------------------------------------------
IN THIS SECTION:
-  Maximum Transaction Fees
-  Maximum Fees Deducted from Investments in the Separate Account
-  Fees Deducted by the Funds
-  Hypothetical Examples

ALSO SEE THE "FEES" SECTION FOR:
-  How, When and Why Fees are Deducted
-  Reduction, Waiver and/or Elimination of Certain Fees
-  Premium and Other Taxes
--------------------------------------------------------------------------------

The tables and examples in this section show the fees that may affect your account value during the accumulation phase. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract. The fees shown do not reflect any premium tax that may apply.

MAXIMUM TRANSACTION FEES

EARLY WITHDRAWAL CHARGE
(As a percentage of payments withdrawn.)

------------------------------------------------------------------------------------
                      ALL CONTRACTS (EXCEPT ROTH IRA CONTRACTS)
------------------------------------------------------------------------------------
           Years from Receipt
           of Purchase Payment                      Early Withdrawal Charge
------------------------------------------------------------------------------------
               Less than 2                                    7%
        2 or more but less than 4                             6%
        4 or more but less than 5                             5%
        5 or more but less than 6                             4%
        6 or more but less than 7                             3%
                7 or more                                     0%
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
                                 ROTH IRA CONTRACTS
------------------------------------------------------------------------------------
         Completed Account Years                    Early Withdrawal Charge
------------------------------------------------------------------------------------
               Less than 1                                    5%
        1 or more but less than 2                             4%
        2 or more but less than 3                             3%
        3 or more but less than 4                             2%
        4 or more but less than 5                             1%
                5 or more                                     0%
------------------------------------------------------------------------------------

ANNUAL MAINTENANCE FEE                                                $30.00(1)
TRANSFER CHARGE                                                       $10.00(2)

(1) The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees--Annual Maintenance Fee."
(2) We currently do not impose this charge. We reserve the right, however, during the accumulation phase to charge $10 for each transfer after the first 12 transfers in each account year. See "Transfers" for additional information.

MAXIMUM FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

AMOUNT DURING THE ACCUMULATION PHASE
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

                                                             ALL ACCOUNT
                                                                YEARS
-   IF YOU DO NOT ELECT THE PREMIUM BONUS OPTION
    -   OPTION PACKAGE I--
        Mortality and Expense Risk Charge                        0.80%
        Administrative Expense Charge                            0.15%
                                                            ---------------
        Total Separate Account Expenses                          0.95%
                                                            ===============
    -   OPTION PACKAGE II--
        Mortality and Expense Risk Charge                        1.10%
        Administrative Expense Charge                            0.15%
                                                            ---------------
        Total Separate Account Expenses                          1.25%
                                                            ===============
    -   OPTION PACKAGE III--
        Mortality and Expense Risk Charge                        1.25%
        Administrative Expense Charge                            0.15%
                                                            ---------------
        Total Separate Account Expenses                          1.40%
                                                            ===============


                                                                                   AFTER
                                                                ACCOUNT           THE 7TH
                                                                 YEARS            ACCOUNT
                                                                  1-7               YEAR
-   IF YOU ELECT THE PREMIUM BONUS OPTION
    -   OPTION PACKAGE I--
        Mortality and Expense Risk Charge                        0.80%             0.80%
        Administrative Expense Charge                            0.15%             0.15%
        Premium Bonus Option Charge                              0.50%             0.00%
                                                            ---------------    -------------
        Total Separate Account Expenses                          1.45%             0.95%
                                                            ===============    =============
    -   OPTION PACKAGE II--
        Mortality and Expense Risk Charge                        1.10%             1.10%
        Administrative Expense Charge                            0.15%             0.15%
        Premium Bonus Option Charge                              0.50%             0.00%
                                                            ---------------    -------------
        Total Separate Account Expenses                          1.75%             1.25%
                                                            ===============    =============
    -   OPTION PACKAGE III--
        Mortality and Expense Risk Charge                        1.25%             1.25%
        Administrative Expense Charge                            0.15%             0.15%
        Premium Bonus Option Charge                              0.50%             0.00%
                                                            ---------------    -------------
        Total Separate Account Expenses                          1.90%             1.40%
                                                            ===============    =============

FEES DEDUCTED BY THE FUNDS
USING THIS INFORMATION. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors impacting the share value, refer to the fund prospectus.

HOW FEES ARE DEDUCTED. The fund fees are not deducted from account values. Instead, they are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund and are based on figures for the year ended December 31, 2000.

                                       FUND EXPENSE TABLE (To be added by amendment)

                                                                             TOTAL FUND
                                                                               ANNUAL                           NET FUND
                                                                              EXPENSES                           ANNUAL
                                                  INVESTMENT                  WITHOUT      TOTAL WAIVERS        EXPENSES
                                                   ADVISORY       OTHER      WAIVERS OR         AND           AFTER WAIVERS
FUND NAME                                            FEES       EXPENSES     REDUCTIONS     REDUCTIONS        OR REDUCTIONS
-----------------------------------------------------------------------------------------------------------------------------
Aetna Balanced VP, Inc.
-----------------------------------------------------------------------------------------------------------------------------
Aetna Bond VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Growth VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Growth and Income VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Index Plus Large Cap VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna International VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Money Market VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Small Company VP
-----------------------------------------------------------------------------------------------------------------------------
Aetna Technology VP
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Government Securities Fund
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund
-----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund
-----------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Alliance Quasar Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund-Registered Trademark- Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Aggressive Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Balanced Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Janus Aspen Worldwide Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
MFS Total Return Series
-----------------------------------------------------------------------------------------------------------------------------
[Mitchell Hutchins Tactical Allocation Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund/VA
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income Fund/VA
-----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA
-----------------------------------------------------------------------------------------------------------------------------
Pilgrim VP Growth Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Pilgrim VP MagnaCap Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Pilgrim VP MidCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Pilgrim VP SmallCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------
PPI MFS Capital Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------
PPI MFS Emerging Equities Portfolio
-----------------------------------------------------------------------------------------------------------------------------
PPI MFS Research Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
PPI Scudder International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------
Prudential Jennison Portfolio
-----------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------

FOOTNOTES TO THE "FUND EXPENSE TABLE"

To be added by amendment.

HYPOTHETICAL EXAMPLE: IF YOU DO NOT ELECT THE PREMIUM BONUS OPTION
 (To be added by amendment.)
ACCOUNT FEES YOU MAY INCUR OVER TIME. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the contract and assume a 5% annual return on the investment. For the purpose of these examples, we deducted total annual fund expenses and the maximum contract charges, except the premium bonus option charge (i.e., a mortality and expense risk charge of 1.25%, an administrative expense charge of 0.15% and an annual maintenance fee of $30 (converted to a percentage of assets equal to _____%)). The total annual fund expenses used are those shown in the column "Total Fund Annual Expenses Without Waivers or Reductions" in the Fund Expense Table.

--------------------------------------------------------------------------------

-   These examples are purely hypothetical.
- They should not be considered a representation of past or future expenses or expected returns.
-   Actual expenses and/or returns may be more or less than those shown in these examples.
--------------------------------------------------------------------------------

                                                                                                           EXAMPLE B
                                                                                               If at the end of the periods shown
                                                                   EXAMPLE A                   you (1) leave your entire account
                                                       If you withdraw your entire account     value invested or (2) select an
                                                       value at the end of the periods         income phase payment option, you
                                                       shown, you would pay the following      would pay the following expenses (no
                                                       expenses, including any applicable      early withdrawal charge is
                                                       early withdrawal charge:                reflected):*

                                                       1 YEAR      3 YEARS                     1 YEAR      3 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Balanced VP, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Bond VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Growth VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Growth and Income VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Index Plus Large Cap VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna International VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Money Market VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Small Company VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Technology VP
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Capital Appreciation Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Government Securities Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Growth and Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Growth and Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Premier Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Quasar Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Equity-Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP High Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Contrafund-Registered Trademark- Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Aggressive Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Balanced Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Worldwide Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Total Return Series
-----------------------------------------------------------------------------------------------------------------------------------
 [Mitchell Hutchins Tactical Allocation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Aggressive Growth Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Main Street Growth & Income Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Strategic Bond Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP Growth Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP MagnaCap Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP MidCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP SmallCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Capital Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Emerging Equities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Research Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI Scudder International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Prudential Jennison Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 SP Jennison International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example A).

HYPOTHETICAL EXAMPLE: IF YOU ELECT THE PREMIUM BONUS OPTION
  (To be added by amendment.)
ACCOUNT FEES YOU MAY INCUR OVER TIME. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the contract and assume a 5% annual return on the investment. For the purpose of these examples, we deducted total annual fund expenses and the maximum contract charges (i.e., a mortality and expense risk charge of 1.25%, an administrative expense charge of 0.15%, an annual maintenance fee of $30 (converted to a percentage of assets equal to _____%) and the premium bonus option charge of 0.50% during the first seven account years). The total annual fund expenses used are those shown in the column "Total Fund Annual Expenses Without Waivers or Reductions" in the Fund Expense Table.


--------------------------------------------------------------------------------

-   These examples are purely hypothetical.
- They should not be considered a representation of past or future expenses or expected returns.
- Actual expenses and/or returns may be more or less than those shown in these examples.
--------------------------------------------------------------------------------

                                                                                                           EXAMPLE B
                                                                                               If at the end of the periods shown
                                                                   EXAMPLE A                   you (1) leave your entire account
                                                       If you withdraw your entire account     value invested or (2) select an
                                                       value at the end of the periods         income phase payment option, you
                                                       shown, you would pay the following      would pay the following expenses
                                                       expenses, including any applicable      (no early withdrawal charge is
                                                       early withdrawal charge:*               reflected):**

                                                       1 YEAR      3 YEARS                     1 YEAR      3 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Balanced VP, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Bond VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Growth VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Growth and Income VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Index Plus Large Cap VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna International VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Money Market VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Small Company VP
-----------------------------------------------------------------------------------------------------------------------------------
 Aetna Technology VP
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Capital Appreciation Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Government Securities Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Growth and Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
 AIM V.I. Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Growth and Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Premier Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Alliance Quasar Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Equity-Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP High Income Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Contrafund-Registered Trademark- Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Aggressive Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Balanced Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Janus Aspen Worldwide Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 MFS Total Return Series
-----------------------------------------------------------------------------------------------------------------------------------
 [Mitchell Hutchins Tactical Allocation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Aggressive Growth Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Main Street Growth & Income Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Oppenheimer Strategic Bond Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP Growth Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP MagnaCap Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP MidCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Pilgrim VP SmallCap Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Capital Opportunities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Emerging Equities Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI MFS Research Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 PPI Scudder International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 Prudential Jennison Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
 SP Jennison International Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------

* This example does not reflect the amount of any premium bonus forfeited because of an early withdrawal during the first seven account years.
** This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example A).

              CONDENSED FINANCIAL INFORMATION
            --------------------------------------------------------------------
              As of the date of this prospectus, we had not begun selling the contract and the subaccounts did not have any assets attributable to the contract. Therefore, no condensed financial information is presented herein.

              PURCHASE AND RIGHTS
            --------------------------------------------------------------------

              HOW TO PURCHASE
              - Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

              - Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics -- Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

              - Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

              MAXIMUM ISSUE AGE. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90. Please note that there are age maximums on the calculation of the step-up value and roll-up value death benefits under Option Packages II and III. Therefore, if you are age 75 or over, you may want to consider whether choosing one of these options is in your best interest. See "Death Benefit" for a description of the calculation of death benefits above certain ages.

              YOUR RIGHTS UNDER THE CONTRACT
              -   Individual Contracts. You have all contract rights.

              - Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.

              - Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

              PURCHASE PAYMENT METHODS. The following purchase payment methods are allowed:
              -   One lump sum;
              -   Periodic payments; or
              - Transfer or rollover from a pre-existing retirement plan or account.

We reserve the right to reject any purchase payments to a prospective or existing account without advance notice. If you are considering making periodic payments beyond the first contract year, the premium bonus option may not be right for you. See "Premium Bonus Option--Suitability."

PURCHASE PAYMENT AMOUNTS.
The minimum initial purchase payment depends upon the option package you select when you purchase the contract and must be met without consideration of any premium bonus.

---------------------------------------------------------------------------------------------
                          OPTION                   OPTION                    OPTION
                        PACKAGE I                PACKAGE II               PACKAGE III
---------------------------------------------------------------------------------------------
Minimum             Non-                      Non-                      Non-
Initial          Qualified:  Qualified:*   Qualified:  Qualified:*   Qualified:  Qualified:*
Purchase        -----------------------------------------------------------------------------
Payment           $15,000      $1,500       $5,000       $1,500        $5,000      $1,500
---------------------------------------------------------------------------------------------

*The Tax Code imposes a maximum limit on annual payments which may be excluded from your gross income. Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,000,000 will be allowed only with our consent.

REDUCTION OF PURCHASE PAYMENT AMOUNTS. In certain circumstances we may reduce the minimum initial or additional purchase payment amount we will accept under a contract. Whether such a reduction is available will be based on consideration of each of the following factors:

- The size and type of the prospective group, if any, to which the reduction would apply;

-   The method and frequency of purchase payments to be made under the contract;
    and

- The amount of compensation to be paid to distributors and their registered representative on each purchase payment.

Any reduction of the minimum initial or additional purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

ACCEPTANCE OR REJECTION OF YOUR APPLICATION. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

ALLOCATING PURCHASE PAYMENTS TO THE INVESTMENT OPTIONS. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

              RIGHT TO CANCEL
            --------------------------------------------------------------------

              WHEN AND HOW TO CANCEL. You may cancel your contract within ten days of receipt (some states allow you more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

              REFUNDS. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. Any premium bonus credited to your account will be forfeited and your refund will reflect any earnings or losses attributable to the premium bonus. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

              If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.


              PREMIUM BONUS OPTION
            --------------------------------------------------------------------

              ELECTION. At the time of application you may elect the premium bonus option. Once elected it may not be revoked. The premium bonus option may not be available under all contracts.

              PREMIUM BONUS AMOUNT. If you elect this option we will credit your account with a 4% premium bonus for each purchase payment you make during the first account year. The premium bonus will be included in your account value and allocated among the investment options you have selected in the same proportion as the purchase payment. The amount of the premium bonus we credit to an account may be reduced if the premium bonus option charge is reduced or eliminated.

              PREMIUM BONUS OPTION CHARGE. In exchange for the premium bonus, during the first seven account years you will pay an annual premium bonus option charge equal to 0.50% of your account value allocated to the subaccounts. This charge will also be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Under certain contracts, the premium bonus option charge may be reduced or eliminated. See "Fees--Reduction or Elimination of Certain Fees."

              After the seventh account year you will no longer pay the premium bonus option charge. We will administer the elimination of this charge by decreasing the number of accumulation units and increasing the accumulation unit values of the subaccounts in which you are then invested. The elimination of this charge and the adjustment of the number of accumulation units and accumulation unit values will not affect your account value. See "Your Account Value."

              FORFEITURE. In each of the following circumstances all or part of a premium bonus credited to your account will be forfeited:
              - If you exercise your free look privilege and cancel your contract. See "Right to Cancel."

- If a death benefit is payable based on account value, step-up value or roll-up value, but only the amount of any premium bonus credited to the account after or within 12 months of the date of death. See "Death Benefit--Premium Bonus."

- Unless prohibited by state law, if all or part of a purchase payment for which a premium bonus was credited is withdrawn during the first seven account years. The amount of the premium bonus forfeited will be in the same percentage as the amount withdrawn subject to an early withdrawal charge is to the total purchase payments made during the first account year. See "Withdrawals."

The following hypothetical example illustrates how the forfeiture of premium bonus is calculated when you withdraw all or part of a purchase payment for which a premium bonus was credited during the first seven account years.

------------------------------------------------------------------------------------------------------------------------
                    PURCHASE      PREMIUM      ACCOUNT     WITHDRAWAL
       DATE          PAYMENT       BONUS        VALUE        AMOUNT                       EXPLANATION
------------------------------------------------------------------------------------------------------------------------
   July 2, 2001     $100,000      $4,000      $104,000        ----      You make a $100,000 initial purchase payment
                                                                        and we credit your account with a 4% ($4,000)
                                                                        premium bonus. Your beginning account value
                                                                        equals $104,000.
------------------------------------------------------------------------------------------------------------------------
   July 2, 2004       ----         ----       $120,000      $30,000     Assume that your account value grows to
                                                                        $120,000 over the next three years and you
                                                                        request a $30,000 withdrawal. $18,000 of that
                                                                        $30,000 will be subject to an early withdrawal
                                                                        charge ($30,000 minus $12,000 (the 10% free
                                                                        withdrawal amount, see "Fees--Free
                                                                        Withdrawals")) and you would pay a $1,080
                                                                        early withdrawal charge (6% of $18,000).
                                                                        Additionally, because $18,000 is 18% of the
                                                                        $100,000 purchase payment made in the first
                                                                        account year, 18% of your $4,000 premium
                                                                        bonus, or $720, would be forfeited.*
------------------------------------------------------------------------------------------------------------------------

* This example assumes that either Option Package I or II has been in effect since you purchased the contract. If Option Package III has been in effect since inception, none of the withdrawal would be subject to an early withdrawal charge because the 30% cumulative free withdrawal amount ($36,000) would be greater than the amount of the withdrawal. See "Fees--Free Withdrawals." Therefore, the withdrawal would not result in forfeiture of any of the premium bonus.



SUITABILITY. If you expect to make purchase payments to your account after the first account year, the premium bonus option may not be right for you. Your account will not be credited with a premium bonus for purchase payments made after the first account year yet we will assess the premium bonus option charge against your account value which is increased by these additional purchase payments. Consequently, the amount of the premium bonus option charge you would pay over time may be more than the amount of the premium bonus we credited to your account. Also, if you anticipate that you will need to make withdrawals from your account during the first seven account years, you may not want to elect the premium bonus option. When you make such a withdrawal you may forfeit part of your premium bonus, and the amount of the premium bonus option charge you have paid may be more than the amount of the premium bonus not forfeited. Likewise, if you make a withdrawal during the first seven account years and the market is down, the amount of the bonus forfeited may be greater than the then current market value of the premium bonus. Your sales representative can help you decide if the premium bonus option is right for you.

              INVESTMENT OPTIONS
            --------------------------------------------------------------------

              The contract offers variable investment options and a fixed interest option.

              VARIABLE INVESTMENT OPTIONS. These options are called subaccounts. The subaccounts are within Separate Account B (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

              - MUTUAL FUND (FUND) DESCRIPTIONS. We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "Contract Overview--Questions: Contacting the Company" or by contacting the SEC Public Reference Room.

              FIXED INTEREST OPTION. If available in your state, the Golden American Guaranteed Account (the Guaranteed Account) offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. For a description of this option, see Appendix I and the Guaranteed Account prospectus.

            --------------------------------------------------------------------
              SELECTING INVESTMENT OPTIONS

              - CHOOSE OPTIONS APPROPRIATE FOR YOU. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
              - UNDERSTAND THE RISKS ASSOCIATED WITH THE OPTIONS YOU CHOOSE. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
              - BE INFORMED. Read this prospectus, the fund prospectuses, the Guaranteed Account appendix and the Guaranteed Account prospectus.
            --------------------------------------------------------------------

              LIMITS ON AVAILABILITY OF OPTIONS. Some funds or the Guaranteed Account may be unavailable through your contract or in your state. We may add funds, or withdraw or substitute funds available when you purchased your contract, subject to the conditions in your contract and compliance with regulatory requirements.

LIMITS ON HOW MANY INVESTMENT OPTIONS YOU MAY SELECT. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account will be considered an investment option.

LIMITS IMPOSED BY THE UNDERLYING FUND. Orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in the corresponding fund is not accepted by the fund for any reason.

ADDITIONAL RISKS OF INVESTING IN THE FUNDS (MIXED AND SHARED FUNDING). "Shared funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are also bought by other insurance companies for their variable insurance contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for the contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

-   Shared--bought by more than one company.
-   Mixed--bought for annuities and life insurance.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase we allow you four free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers must be made in accordance with the terms of your contract.

TRANSFER REQUESTS. Requests may be made in writing, by fax or telephone or, when available, electronically.

LIMITS ON FREQUENT TRANSFERS. The contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance.

              Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contract.

              We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders. Such restrictions could include: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

              We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders.

              Additionally, orders for the purchase of fund shares may be subject to acceptance by the fund. We reserve the right to reject, without prior notice, any transfer request to a subaccount if the subaccount's investment in the corresponding fund is not accepted for any reason.

              VALUE OF YOUR TRANSFERRED DOLLARS. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

              TELEPHONE AND ELECTRONIC TRANSACTIONS: SECURITY MEASURES. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

              THE DOLLAR COST AVERAGING PROGRAM. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts or the Guaranteed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See Appendix I for more information about dollar cost averaging from the Guaranteed Account.

              Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview--Questions: Contacting the Company."

THE ACCOUNT REBALANCING PROGRAM. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview--Questions: Contacting the Company."

                        TRANSFERS BETWEEN OPTION PACKAGES
                      ----------------------------------------------------------
                        You may transfer from one option package to another.

                        -   Transfers must occur on an account anniversary.
                        -   A written request for the transfer must be received
                            by us within 60 days of an account anniversary.
                        -   The following minimum account values need to be met
                            on the date of transfer:

                      -----------------------------------------------------------------------------------
                                                       TRANSFERS TO                 TRANSFERS TO
                                                     OPTION PACKAGE I         OPTION PACKAGES II OR III
                      ----------------------------------------------------------------------------------
                                                    Non-                          Non-
                        Minimum Account Value    Qualified:    Qualified:      Qualified:    Qualified:
                                                 ----------    ----------      ----------    ----------
                                                  $15,000        $1,500          $5,000        $1,500
                      ----------------------------------------------------------------------------------

                        - You will receive a new contract schedule page upon transfer.
                        - Only one option package may be in effect at any time.

-----------------------------------------------------------------------------------------------------------------------------
               TRANSFERS TO                              TRANSFERS TO                             TRANSFERS TO
             OPTION PACKAGE I                          OPTION PACKAGE II                       OPTION PACKAGE III
-----------------------------------------------------------------------------------------------------------------------------
DEATH BENEFIT(1):                           DEATH BENEFIT(1):                        DEATH BENEFIT(1):
-  The sum of all purchase payments         -  The sum of all purchase               -  The sum of all purchase
   made, adjusted for amounts withdrawn        payments made, adjusted for amounts      payments made, adjusted for
   or applied to an income phase payment       withdrawn or applied to an income        amounts withdrawn or applied to an
   option as of the claim date, will           phase payment option as of the           income phase payment option as of
   continue to be calculated from the          claim date, will continue to be          the claim date, will continue to
   account effective date.                     calculated from the account              be calculated from the account
-  The "step-up value" under Option            effective date.                          effective date.
   Packages II and III will terminate on    -  If transferring from Option           -  If transferring from Option
   the new schedule effective date.            Package I, the "step-up value" will      Package I, the "step-up value"
-  The "roll-up value" under Option            be calculated beginning on the new       will be calculated beginning on
   Package III will terminate on the new       schedule effective date.                 the new schedule effective date.
   schedule effective date.                 -  If transferring from Option           -  If transferring from Option
                                               Package III, the "step-up value"         Package II, the "step-up value"
                                               will continue to be calculated           will continue to be calculated
                                               from the date calculated under           from the date calculated under
                                               Option Package III.                      Option Package II.
                                            -  The "roll-up value" under             -  The "roll-up value" will be
                                               Option Package III will terminate        calculated beginning on the new
                                               on the new schedule effective date.      schedule effective date.
-----------------------------------------------------------------------------------------------------------------------------
NURSING HOME WAIVER(2):                     NURSING HOME WAIVER(2):                  NURSING HOME WAIVER(2):
-  The availability of the waiver           -  If transferring from Option           -  If transferring from Option
   of the early withdrawal charge under        Package I, the waiting period under      Package I, the waiting period
   the Nursing Home Waiver will terminate      the Nursing Home Waiver will begin       under the Nursing Home Waiver will
   on the new schedule effective date.         to be measured from the new              begin to be measured from the new
                                               schedule effective date.                 schedule effective date.
                                            -  If transferring from Option           -  If transferring from Option
                                               Package III, the waiting period          Package II, the waiting period
                                               will have been satisfied on the new      will have been satisfied on the
                                               schedule effective date.                 new schedule effective date.
-----------------------------------------------------------------------------------------------------------------------------
FREE WITHDRAWALS(3):                        FREE WITHDRAWALS(3):                     FREE WITHDRAWALS(3):
-  If transferring from Option Package      -  If transferring from Option           -  The cumulative to 30% available free
   III, any available free withdrawal          Package III, any available free          withdrawal amount will begin to be
   amount in excess of 10% will be             withdrawal amount in excess of 10%       calculated as of the new schedule
   lost as of the new schedule                 will be lost as of the new               effective date.
   effective date.                             schedule effective date.
-----------------------------------------------------------------------------------------------------------------------------

(1) See "Death Benefit."
(2) See "Fees--Nursing Home Waiver."
(3) See "Fees--Free Withdrawals."

FEES
--------------------------------------------------------------------------------
The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES
EARLY WITHDRAWAL CHARGE
Withdrawals of all or a portion of your account value may be subject to a charge.

AMOUNT. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

EARLY WITHDRAWAL CHARGE SCHEDULES
(As a percentage of payments withdrawn)

-------------------------------------------------------------------------------------------
                        ALL CONTRACTS (EXCEPT ROTH IRA CONTRACTS)
-------------------------------------------------------------------------------------------
            Years from Receipt of
              Purchase Payment                           Early Withdrawal Charge
-------------------------------------------------------------------------------------------
                 Less than 2                                       7%
          2 or more but less than 4                                6%
          4 or more but less than 5                                5%
          5 or more but less than 6                                4%
          6 or more but less than 7                                3%
                  7 or more                                        0%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                    ROTH IRA CONTRACTS
-------------------------------------------------------------------------------------------
                  Completed
                Account Years                            Early Withdrawal Charge
-------------------------------------------------------------------------------------------
                 Less than 1                                       5%
          1 or more but less than 2                                4%
          2 or more but less than 3                                3%
          3 or more but less than 4                                2%
          4 or more but less than 5                                1%
                  5 or more                                        0%
-------------------------------------------------------------------------------------------

PURPOSE. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

FIRST IN, FIRST OUT. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

--------------------------------------------------------------------------------
TYPES OF FEES
There are four types of fees or deductions that may affect your account.

TRANSACTION FEES
-   Early Withdrawal Charge
-   Annual Maintenance Fee
-   Transfer Charge

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT
-   Mortality and Expense Risk Charge
-   Administrative Expense Charge
-   Premium Bonus Option Charge

FEES DEDUCTED BY THE FUNDS
-   Investment Advisory Fees
-   Other Expenses

PREMIUM AND OTHER TAXES
--------------------------------------------------------------------------------

          Examples: Where the early withdrawal charge is based on the number of years since the purchase payment was received, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn.

          For certain Roth IRA contracts where the early withdrawal charge is based on the number of completed account years, if your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn.

          In each case the next time you make a withdrawal we will access the early withdrawal charge, if any, against the portion of the first purchase payment you did not withdraw and/or subsequent purchase payments to your account in the order they were received.

          Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

          FREE WITHDRAWALS. There is no early withdrawal charge if, during each account year, the amount withdrawn is 10% or less of your account value on the later of the date we established your account or the most recent anniversary of that date. Under Option Package III, any unused percentage of the 10% free withdrawal amount shall carry forward into successive account years, up to a maximum 30% of your account value.

          The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the account year.

          WAIVER. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:
          -   Used to provide income phase payments to you;
          - Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;
          - Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;
          - Taken because of the election of a systematic distribution option (see "Systematic Distribution Options");
          - Applied as a rollover to certain Roth IRAs issued by us or an affiliate;
          - If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the ECO systematic distribution option (see "Systematic Distribution Options")); or
          - Paid upon termination of your account by us (see "Other Topics -- Involuntary Terminations").

          NURSING HOME WAIVER. Under Option Packages II and III, you may withdraw all or a portion of your account value without an early withdrawal charge if:
          - More than one account year has elapsed since the schedule effective date;

- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in Oregon there is no three year limitation period and in New Hampshire non-licensed facilities are included); and
- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility for at least one day during the two week period immediately preceding or following the schedule effective date. It will also not apply to contracts where prohibited by state law.

ANNUAL MAINTENANCE FEE

MAXIMUM AMOUNT. $30.00

WHEN/HOW. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

PURPOSE. This fee reimburses us for our administrative expenses relating to the establishment and maintenance of your account.

ELIMINATION. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

TRANSFER CHARGE
AMOUNT. During the accumulation phase we currently allow you 12 free transfers each account year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

PURPOSE. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

MAXIMUM AMOUNT. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

----------------------------------------------------------------------------------------
       OPTION PACKAGE I              OPTION PACKAGE II            OPTION PACKAGE III
----------------------------------------------------------------------------------------
            0.80%                          1.10%                        1.25%
----------------------------------------------------------------------------------------

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See, "The Income Phase- Charges Deducted."

WHEN/HOW. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from amounts allocated to the Guaranteed Account.

PURPOSE. This charge compensates us for the mortality and expense risks we assume under the contract.
- The mortality risks are those risks associated with our promise to provide a death benefit and make lifetime income phase payments based on annuity rates specified in the contract.
          - The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

              If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

              ADMINISTRATIVE EXPENSE CHARGE

              MAXIMUM AMOUNT. During the accumulation phase the amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

              -------------------------------------------------------------------------------------
                   OPTION PACKAGE I             OPTION PACKAGE II            OPTION PACKAGE III
              -------------------------------------------------------------------------------------
                         0.15%                        0.15%                         0.15%
              -------------------------------------------------------------------------------------

              There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

              WHEN/HOW. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from amounts allocated to the Guaranteed Account. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Premium Bonus Option - Premium Bonus Option Charge."

              PURPOSE. This charge helps defray our administrative expenses.

              PREMIUM BONUS OPTION CHARGE.
              MAXIMUM AMOUNT. 0.50%, but only if you elect the premium bonus option.

              WHEN/HOW. We deduct this charge daily from the subaccounts corresponding to the funds you select. We may also deduct this charge from amounts allocated to the Guaranteed Account. This charge is deducted for the first seven account years during the accumulation phase and, if applicable, the income phase.

              PURPOSE. This charge compensates us for the cost associated with crediting the premium bonus to your account on purchase payments made during the first account year.

              REDUCTION OR ELIMINATION OF CERTAIN FEES

              When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge, administrative expense charge or premium bonus option charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
              -   The size and type of group to whom the contract is issued;
              -   The amount of expected purchase payments;
              - A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;
-   The type and frequency of administrative and sales services provided; or
-   The level of annual maintenance fee and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FEES DEDUCTED BY THE FUNDS

MAXIMUM AMOUNT. Each fund's advisory fee and expenses are different. They are set forth in "Fee Table--Fees Deducted by the Funds" and described in more detail in each fund prospectus.

WHEN/HOW. A fund's fees and expenses are not deducted from your account value. Instead, they are reflected in the daily value of fund shares which, in turn, will affect the daily value of the subaccounts.

PURPOSE. These fees and expenses help to pay the fund's investment adviser and operating expenses.

PREMIUM AND OTHER TAXES

MAXIMUM AMOUNT. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

WHEN/HOW. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

              YOUR ACCOUNT VALUE
            --------------------------------------------------------------------

              During the accumulation phase your account value at any given time equals:
              - The current dollar value of amounts invested in the subaccounts;
                plus
              - The current dollar values of amounts invested in the Guaranteed
                Account, including interest earnings to date.

              SUBACCOUNT ACCUMULATION UNITS. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

              ACCUMULATION UNIT VALUE (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge and premium bonus option charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

              VALUATION. We determine the AUV every normal business day after the close of the New York Stock Exchange. At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

              Current AUV = Prior AUV x Net Investment Factor

              NET INVESTMENT FACTOR. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

              NET INVESTMENT RATE. The net investment rate is computed according to a formula that is equivalent to the following:
              - The net assets of the fund held by the subaccount as of the current valuation; minus
              - The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
              - Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
              - The total value of the subaccount's units at the preceding valuation; minus
              - A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as the premium bonus option charge and guarantee charges for the GET fund. See "Fees."

              The net investment rate may be either positive or negative.

HYPOTHETICAL ILLUSTRATION. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that you did not elect the premium bonus option and on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.


STEP 1: You make an initial purchase payment of $5000.


STEP 2:

A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).


STEP 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).


         ------------------------------
            $5,000 Purchase Payment
         ------------------------------
                    STEP 1
-----------------------------------------------

    Golden American Life Insurance Company

-----------------------------------------------
                    STEP 2
    ----------------------------------------
              Separate Account B
    ----------------------------------------
    Subaccount A     Subaccount B      Etc.
    300              100
    accumulation     accumulation
    units            units

    ----------------------------------------
                  STEP 3
    --------------       -------------

        Mutual               Mutual
        Fund A               Fund B

    --------------       -------------


Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

PURCHASE PAYMENTS TO YOUR ACCOUNT. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

                                   WITHDRAWALS
--------------------------------------------------------------------------------
TAXES, FEES AND DEDUCTIONS

Amounts withdrawn may be subject to one or more of the following:
-   Early Withdrawal Charge (see "Fees--Early Withdrawal Charge")
-   Annual Maintenance Fee (see "Fees--Annual Maintenance Fee")
- Premium Bonus Option Charge (See "Premium Bonus Option--Premium Bonus Option Charge")
- Market Value Adjustment for amounts held in the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus)
-   Tax Penalty (see "Taxation")
-   Tax Withholding (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview--Questions: Contacting the Company."

--------------------------------------------------------------------------------

You may withdraw all or a portion of your account value at any time during the accumulation phase. If you participate in the contract through a 403(b) plan, certain restrictions apply. See "Restrictions on Withdrawals from 403(b) Plan Accounts."

STEPS FOR MAKING A WITHDRAWAL
-   Select the withdrawal amount.
(1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts and the Guaranteed Account (plus or minus any applicable market value adjustment) minus any applicable early withdrawal charge, annual maintenance fee and forfeited premium bonus.
(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account and any forfeited premium bonus. See Appendix I and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account.
- Select investment options. If you do not specify this, we will withdraw dollars proportionally from each of your investment options.
- Properly complete a disbursement form and deliver it to our Customer Service Center.

RESTRICTIONS ON WITHDRAWALS FROM 403(b) PLAN ACCOUNTS
Under Section 403(b) contracts the withdrawal of salary reduction contributions and earnings on such contributions is generally prohibited prior to the participant's death, disability, attainment of age 59 1/2, separation from service or financial hardship. See "Taxation."

CALCULATION OF YOUR WITHDRAWAL. We determine your account value every normal business day after the close of the New York Stock Exchange. We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

DELIVERY OF PAYMENT. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

REINSTATING A FULL WITHDRAWAL. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the GET Fund and then elect to reinstate them, we will reinstate them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis. The reinstatement privilege may be used only once. Special rules apply to reinstatement of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

                         SYSTEMATIC DISTRIBUTION OPTIONS
--------------------------------------------------------------------------------
FEATURES OF A SYSTEMATIC DISTRIBUTION OPTION
A systematic distribution option allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.
--------------------------------------------------------------------------------
The following systematic distribution options may be available:
- SWO--SYSTEMATIC WITHDRAWAL OPTION. SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.
- ECO--ESTATE CONSERVATION OPTION. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70 1/2, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.
- LEO--LIFE EXPECTANCY OPTION. LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

OTHER SYSTEMATIC DISTRIBUTION OPTIONS. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract
Overview--Questions: Contacting the Company."

SYSTEMATIC DISTRIBUTION OPTION AVAILABILITY. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees - Early Withdrawal Charge - Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

ELIGIBILITY FOR A SYSTEMATIC DISTRIBUTION OPTION. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or our Customer Service Center at the number listed in "Contract Overview--Questions: Contacting the Company."

TERMINATING A SYSTEMATIC DISTRIBUTION OPTION. You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

CHARGES AND TAXATION. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

DEATH BENEFIT
--------------------------------------------------------------------------------
DURING THE ACCUMULATION PHASE

WHEN IS A DEATH BENEFIT PAYABLE? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

WHO RECEIVES THE DEATH BENEFIT? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change the beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

DESIGNATING YOUR BENEFICIARY. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview--Questions: Contacting the Company."

DEATH BENEFIT AMOUNT. The death benefit depends upon the option package in effect on the date the annuitant dies.

----------------------------------------------------------------------------------------
                     OPTION PACKAGE I       OPTION PACKAGE II      OPTION PACKAGE III
----------------------------------------------------------------------------------------
Death Benefit on     The greater of:        The greatest of:       The greatest of:
Death of the         (1) The sum of         (1) The sum of         (1) The sum of
Annuitant:               all purchase           all purchase           all purchase
                         payments,              payments,              payments,
                         adjusted for           adjusted for           adjusted for
                         amounts                amounts                amounts
                         withdrawn or           withdrawn or           withdrawn or
                         applied to an          applied to an          applied to an
                         income phase           income phase           income phase
                         payment option         payment option         payment option
                         as of the claim        as of the claim        as of the claim
                         date; or               date; or               date; or
                     (2) The account        (2) The account        (2) The account
                         value* on the          value* on the          value* on the
                         claim date.            claim date; or         claim date; or
                                            (4) The "step-up       (3) The "step-up
                                                value"* (as            value"* (as
                                                described              described below)
                                                below) on the          on the claim
                                                claim date.            date; or
                                                                   (4) The "roll-up
                                                                       value"* (as
                                                                       described below)
                                                                       on the claim
                                                                       date.
----------------------------------------------------------------------------------------

* For purposes of calculating the death benefit, the account value, step-up value and roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option--Forfeiture."

--------------------------------------------------------------------------------

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

TERMS TO UNDERSTAND: ACCOUNT YEAR/ACCOUNT ANNIVERSARY: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

ANNUITANT(S): The person(s) on whose life or life expectancy(ies) the income phase payments are based.

BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

CLAIM DATE: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

CONTRACT HOLDER (YOU/YOUR): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

SCHEDULE EFFECTIVE DATE: The date an option package and benefits become effective. The initial schedule effective date equals the date we established your account. Thereafter, this date can occur only on an account anniversary.
--------------------------------------------------------------------------------

STEP-UP VALUE. On the schedule effective date, the step-up value is equal to the greater of:
-   The account value; or
- The step-up value, if any, calculated on the account anniversary prior to the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year.

Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 85th birthday or death, whichever is earlier, the step-up value is equal to the greater of:
- The step-up value most recently calculated, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year; or
-   The account value on that anniversary of the schedule effective date.

On each anniversary of the schedule effective date after the annuitant's 85th birthday, the step-up value shall be equal to the step-up value on the anniversary immediately preceding the annuitant's 85th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

On the claim date, the step-up value shall equal the step-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the step-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option--Forfeiture."

ROLL-UP VALUE. On the schedule effective date, the roll-up value is equal to the account value. Thereafter, once each year on the anniversary of the schedule effective date until the anniversary immediately preceding the annuitant's 76th birthday or death, whichever is earlier, the roll-up value is equal to the roll-up value most recently calculated multiplied by a factor of 1.05, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option during the prior account year. The roll-up value may not exceed 200% of the account value on the schedule effective date, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that date.

On each anniversary of the schedule effective date after the annuitant's 76th birthday, the roll-up value shall be equal to the roll-up value on the anniversary immediately preceding the annuitant's 76th birthday, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary. On the claim date, the roll-up value shall equal the roll-up value on the anniversary of the schedule effective date immediately preceding the annuitant's death, adjusted for purchase payments made and amounts withdrawn or applied to an income phase payment option since that anniversary.

For purposes of calculating the death benefit, the roll-up value will be reduced by the amount of any premium bonus credited to your account after or within 12 months of the date of death. See "Premium Bonus Option--Forfeiture."

ADJUSTMENT. For purposes of determining the death benefit, the adjustment for purchase payments made will be dollar for dollar. The adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all purchase payments made, the step-up value and the roll-up value in the same proportion that the account value was reduced on the date of the withdrawal or application to an income phase payment option.

DEATH BENEFIT GREATER THAN THE ACCOUNT VALUE. Notwithstanding which option package is selected, on the claim date, if the amount of the death benefit is greater than the account value, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a method of payment of the death benefit by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed.

DEATH BENEFIT AMOUNTS IN CERTAIN CASES

IF A SPOUSAL BENEFICIARY CONTINUES THE ACCOUNT FOLLOWING THE DEATH OF THE CONTRACT HOLDER/ANNUITANT. If a spousal beneficiary continues the account at the death of a contract holder who was also the annuitant, the spousal beneficiary becomes the annuitant. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary. Any premium bonus credited to the account will not be forfeited and the premium bonus charge, if any, will continue.

The amount of the death benefit payable at the death of a spousal beneficiary who has continued the account shall be determined under the option package then in effect, except that:

(1) In calculating the sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option, the account value on the claim date following the original contract holder's/ annuitant's death shall be treated as the spousal beneficiary's initial purchase payment;
(2) In calculating the step-up value, the step-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the spousal beneficiary's initial step-up value; and
(3) In calculating the roll-up value, the roll-up value on the claim date following the original contract holder's/annuitant's death shall be treated as the initial roll-up value.

IF THE CONTRACT HOLDER IS NOT THE ANNUITANT. Under nonqualified contracts only, the death benefit described above under Option Packages I, II and III will not apply if a contract holder (including a spousal beneficiary who has continued the account) who is not also the annuitant dies. In these circumstances the amount paid will be equal to the account value on the date the payment is processed, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

BECAUSE THE DEATH BENEFIT IN THESE CIRCUMSTANCES EQUALS THE ACCOUNT VALUE, PLUS OR MINUS ANY MARKET VALUE ADJUSTMENT, A CONTRACT HOLDER WHO IS NOT ALSO THE ANNUITANT SHOULD SERIOUSLY CONSIDER WHETHER OPTION PACKAGES II AND III ARE SUITABLE FOR THEIR CIRCUMSTANCES.

If the spousal beneficiary who is the annuitant continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change. The option package in effect at the death of the contract holder will also apply to the spousal beneficiary, unless later changed by the spousal beneficiary, and the death benefit payable at the spousal beneficiary's death shall be determined under the option package then in effect.

GUARANTEED ACCOUNT. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

DEATH BENEFIT--METHODS OF PAYMENT

FOR QUALIFIED CONTRACTS. Under a qualified contract, if the annuitant dies the beneficiary may choose one of the following three methods of payment:
- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules (see "Taxation Minimum Distribution Requirements"));
- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or
- Elect SWO, ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

PAYMENTS FROM A SYSTEMATIC DISTRIBUTION OPTION. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

DISTRIBUTION REQUIREMENTS. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

FOR NONQUALIFIED CONTRACTS.
(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:
 (a) Continue the contract in the accumulation phase;
 (b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or
 (c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment.

     If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules). See "Taxation--Minimum Distribution Requirements."

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Taxation."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

PAYMENTS FROM A SYSTEMATIC DISTRIBUTION OPTION. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

TAXATION. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Taxation."

                                THE INCOME PHASE
--------------------------------------------------------------------------------
We may have used the following terms in prior prospectuses:



ANNUITY PHASE--Income Phase
ANNUITY OPTION--Income Phase Payment Option
ANNUITY PAYMENT--Income Phase Payment
--------------------------------------------------------------------------------
During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

INITIATING PAYMENTS. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:
-   Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
-   Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

WHAT AFFECTS PAYMENT AMOUNTS? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

FIXED PAYMENTS. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

VARIABLE PAYMENTS. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

ASSUMED NET INVESTMENT RATE. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview--Questions: Contacting the Company."

MINIMUM PAYMENT AMOUNTS. The income phase payment option you select must result in:
-   A first income phase payment of at least $50; and
-   Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

RESTRICTIONS ON START DATES AND THE DURATION OF PAYMENTS. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:
(a) The first day of the month following the annuitant's 85th birthday; or
(b) The tenth anniversary of the last purchase payment made to your account.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

For qualified contracts only, income phase payments may not extend beyond:
 (a) The life of the annuitant;
 (b) The joint lives of the annuitant and beneficiary;
 (c) A guaranteed period greater than the annuitant's life expectancy; or
 (d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Taxation" for further discussion of rules relating to income phase payments.

CHARGES DEDUCTED.
- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.25% of amounts invested in the subaccounts. See "Fees--Mortality and Expense Risk Charge."

- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees--Administrative Expense Charge."

              - If you elected the premium bonus option and variable income phase payments, we may also deduct the premium bonus option charge. We deduct this charge daily during the first seven account years from the subaccounts corresponding to the funds you select. If fixed income phase payments are selected, this charge may be reflected in the income phase payment rates. See "Fees--Premium Bonus Option Charge."

              DEATH BENEFIT DURING THE INCOME PHASE. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

              BENEFICIARY RIGHTS. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

              PARTIAL ENTRY INTO THE INCOME PHASE. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

              TAXATION. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

              PAYMENT OPTIONS.
              The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin the income phase payment option selected may not be changed.

              TERMS TO UNDERSTAND:
              ANNUITANT(S): The person(s) on whose life expectancy(ies) the income phase payments are based.

              BENEFICIARY(IES): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

-----------------------------------------------------------------------------------------------------------------------------
                                       LIFETIME INCOME PHASE PAYMENT OPTIONS
-----------------------------------------------------------------------------------------------------------------------------
Life Income                    LENGTH OF PAYMENTS: For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
                               DEATH BENEFIT--NONE: All payments end upon the annuitant's death.
-----------------------------------------------------------------------------------------------------------------------------
                               LENGTH OF PAYMENTS: For as long as the annuitant lives, with payments guaranteed for your
Life Income--                  choice of 5 to 30 years or as otherwise specified in the contract.
Guaranteed                     DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the annuitant dies before we have made all the
Payments                       guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
-----------------------------------------------------------------------------------------------------------------------------
                               LENGTH OF PAYMENTS: For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
                               CONTINUING PAYMENTS: When you select this option you choose for:
Life Income--                  (a)  100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after
Two Lives                           the first death; or
                               (b)  100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.
                               DEATH BENEFIT--NONE: All payments end upon the death of both annuitants.
-----------------------------------------------------------------------------------------------------------------------------
                               LENGTH OF PAYMENTS: For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract.
Life Income--                  CONTINUING PAYMENTS: 100% of the payment to continue to the surviving annuitant after the
Two Lives--                    first death.
Guaranteed                     DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If both annuitants die before we have made all the
Payments                       guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
-----------------------------------------------------------------------------------------------------------------------------
Life Income--Cash Refund       LENGTH OF PAYMENTS: For as long as the annuitant lives.
Option (limited                DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: Following the annuitant's death, we will pay a
availability--fixed            lump sum payment equal to the amount originally applied to the income phase payment option
payments only)                 (less any applicable premium tax) and less the total amount of income payments paid.
-----------------------------------------------------------------------------------------------------------------------------
Life Income--Two               LENGTH OF PAYMENTS: For as long as either annuitant lives.
Lives--Cash Refund             CONTINUING PAYMENTS: 100% of the payment to continue after the first death.
Option (limited                DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: When both annuitants die we will pay a lump-sum
availability--fixed payments   payment equal to the amount applied to the income phase payment option (less any applicable
only)                          premium tax) and less the total amount of income payments paid.
-----------------------------------------------------------------------------------------------------------------------------
                                       NONLIFETIME INCOME PHASE PAYMENT OPTION
-----------------------------------------------------------------------------------------------------------------------------
                               LENGTH OF PAYMENTS: You may select payments for 5 to 30 years (15 to 30 years if you elected the premium bonus option). In certain cases a lump-sum payment may be requested at any time
Nonlifetime--                  (see below).
Guaranteed                     DEATH BENEFIT--PAYMENT TO THE BENEFICIARY: If the annuitant dies before we make all the
Payments                       guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.
-----------------------------------------------------------------------------------------------------------------------------
LUMP-SUM PAYMENT: If the "Nonlifetime--Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees--Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center.
-----------------------------------------------------------------------------------------------------------------------------

CALCULATION OF LUMP-SUM PAYMENTS: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3 1/2% or 5% assumed net investment rate used for variable payments).

                                       TAXATION
--------------------------------------------------------------------------------
IN THIS SECTION

INTRODUCTION

CONTRACT TYPE

WITHDRAWALS AND OTHER DISTRIBUTIONS
-   Taxation of Distributions
-   10% Penalty Tax
-   Withholding for Federal Income Tax Liability

MINIMUM DISTRIBUTION REQUIREMENTS
-   50% Excise Tax
- Minimum Distribution of Death Benefit Proceeds (403(b) Plans and 408(b) and 408A IRAs)
-   Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

RULES SPECIFIC TO CERTAIN PLANS
-   403(b) Plans
-   408(b) and 408A IRAs

TAXATION OF NONQUALIFIED CONTRACTS

TAXATION OF THE COMPANY

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.
--------------------------------------------------------------------------------

INTRODUCTION

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:
- Your tax position (or the tax position of the beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract; and
- Contract holder means the contract holder of an individually owned contract or the certificate holder of a group contract.


--------------------------------------------------------------------------------
We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS).
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TAXATION OF GAINS PRIOR TO DISTRIBUTION. You generally will not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 403(b), 408(b) and 408A also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the various types of arrangements are taxed.) If you are considering funding one of these tax-qualified retirement arrangements with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Additionally, although earnings under the contract are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

DIVERSIFICATION. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury

Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg.
Sec. 1.817-5, which affects how the funds' assets may be invested.

CONTRACT TYPE

The contract is designed for use on a non-tax qualified basis as a nonqualified contract or with certain retirement arrangements that qualify under Tax Code sections 403(b), 408(b) or 408A.

TAX RULES. The tax rules vary according to whether the contract is a nonqualified contract or used with a qualified retirement arrangement. If used with a qualified retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, sales representative or the Company to learn which Tax Code section applies to your arrangement.

THE CONTRACT. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

WITHDRAWALS AND OTHER DISTRIBUTIONS

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds.

We report the taxable portion of all distributions to the IRS.

TAXATION OF DISTRIBUTIONS

NONQUALIFIED CONTRACTS. A full withdrawal of a nonqualified contract is taxable to the extent that the amount received exceeds the investment in the contract. A partial withdrawal is taxable to the extent that the account value immediately before the withdrawal exceeds the investment in the contract. In other words, a partial withdrawal is treated first as a withdrawal of taxable earnings.

For income phase payments a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

For fixed income phase payments in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). The entire annuity payment will be taxable once the recipient has recovered the investment in the contract.

For variable income phase payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire payment will be taxable once the recipient has recovered the investment in the contract.

All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same contract holder during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

403(b) PLANS. All distributions from these plans are taxed as received unless either of the following is true:

- The distribution is rolled over to another plan of the same type or to a traditional IRA in accordance with the Tax Code; or
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

408(b) IRAS. All distributions from a traditional IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another traditional IRA or, if the IRA contains only amounts previously rolled over from a 401(a), 401(k) or 403(b) plan, the distribution is transferred to another plan of the same type; or
- You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

408A ROTH IRAS. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:
- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and
- Made after you attain age 59 1/2, die, become disabled as defined in the Tax Code or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

TAXATION OF DEATH BENEFIT PROCEEDS. In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% PENALTY TAX

Under certain circumstances the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 403(b), 408(b) or 408A arrangement.

NONQUALIFIED CONTRACTS. The 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless certain exceptions apply, including one or more of the following:
(a) You have attained age 59 1/2;
(b) You have become disabled as defined in the Tax Code;
(c) You have died;

(d) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary; or
(e) The distribution is allocable to investment in the contract before August 14, 1982.

403(b) PLANS. The 10% penalty tax applies to the taxable portion of a distribution from a 403(b) plan, unless certain exceptions apply, including one or more of the following:
(a) You have attained age 59 1/2;
(b) You have become disabled as defined in the Tax Code;
(c) You have died;
(d) You have separated from service with the plan sponsor at or after age 55;
(e) The distribution is rolled over into another plan of the same type or to an IRA in accordance with the Tax Code;
(f) You have separated from service with the plan sponsor and the distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary; or
(g) The distribution is equal to unreimbursed medical expenses that qualify for deduction as specified in the Tax Code.

408(b) AND 408A IRAS. In general, except for (d), the exceptions for 403(b) plans also apply to distributions from an IRA, including a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for higher education expenses.

WITHHOLDING FOR FEDERAL INCOME TAX LIABILITY

Any distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

NONQUALIFIED CONTRACTS. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

403(b) PLANS. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

408(b) AND 408A IRAS. Generally, you or a beneficiary may elect not to have tax withheld from distributions.

NON-RESIDENT ALIENS. If you or your beneficiary are non-resident aliens, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

MINIMUM DISTRIBUTION REQUIREMENTS

To avoid certain tax penalties, you and any beneficiary must meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to either nonqualified contracts or Roth IRA contracts, except with regard to death benefits. These rules may dictate one or more of the following:
              -   Start date for distributions;
              - The time period in which all amounts in your account(s) must be distributed; or
              -   Distribution amounts.

              THE RULES ARE COMPLEX AND YOU AND ANY BENEFICIARIES SHOULD CONSULT WITH A TAX ADVISER BEFORE ELECTING THE METHOD OF CALCULATION TO SATISFY THE MINIMUM DISTRIBUTION REQUIREMENTS. THESE RULES ARE SUBJECT TO CHANGE AS A RESULT OF NEW REGULATIONS PROPOSED BY THE IRS ON JANUARY 17, 2001.

              START DATE. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:
              - You are a 5% owner or the contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2; or
              - Under 403(b) plans, if the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

              TIME PERIOD. We must pay out distributions from the contract over one of the following time periods:
              -   Over your life or the joint lives of you and your beneficiary;
                  or
              - Over a period not greater than your life expectancy or the joint life expectancies of you and your beneficiary.

              50% EXCISE TAX

              If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

              MINIMUM DISTRIBUTION OF DEATH BENEFIT PROCEEDS (403(b) PLANS AND 408(b) AND 408A IRAS)

              The following applies to 403(b), 408(b) and 408A arrangements. Different distribution requirements apply if your death occurs:
              - After you begin receiving minimum distributions under the contract; or
              -   Before you begin receiving such distributions.

              If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death. The rules differ, depending upon:
              - Whether your minimum required distribution was calculated each year based on your single life expectancy or the joint life expectancies of you and your beneficiary; or
              -   Whether life expectancy was recalculated.

THE RULES ARE COMPLEX AND ANY BENEFICIARY SHOULD CONSULT WITH A TAX ADVISER BEFORE ELECTING THE METHOD OF CALCULATION TO SATISFY THE MINIMUM DISTRIBUTION REQUIREMENTS. THE RULES ARE SUBJECT TO CHANGE AS A RESULT OF NEW REGULATIONS PROPOSED BY THE IRS ON JANUARY 17, 2001.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2001, your entire balance must be distributed to the beneficiary by December 31, 2006. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over either of the following time-frames:
-   Over the life of the beneficiary; or
-   Over a period not extending beyond the life expectancy of the beneficiary.

START DATES FOR SPOUSAL BENEFICIARIES. If the beneficiary is your spouse, distributions must begin on or before the later of the following:
-   December 31 of the calendar year following the calendar year of your death;
    or
-   December 31 of the calendar year in which you would have attained age
    70 1/2.

SPECIAL RULE FOR IRA SPOUSAL BENEFICIARIES. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the account as his or her own IRA and defer taking a distribution until his or her age 70 1/2. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the account or fails to take a distribution within the required time period.

MINIMUM DISTRIBUTION OF DEATH BENEFIT PROCEEDS
(NONQUALIFIED CONTRACTS)

DEATH OF THE CONTRACT HOLDER. The following requirements apply to nonqualified contracts at your death. Different distribution requirements apply if your death occurs:
-   After you begin receiving income phase payments under the contract; or
-   Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2001, your entire balance must be distributed by August 31, 2006. However, if distributions begin within one year of your death, then payments may be made over one of the following time-frames:
-   Over the life of the beneficiary; or
-   Over a period not extending beyond the life expectancy of the beneficiary.

SPOUSAL BENEFICIARIES. If the beneficiary is your spouse, the account may be continued with the surviving spouse as the new contract holder.

DEATH OF ANNUITANT. If the contract holder is a non-natural person and the annuitant dies, the same rules apply as outlined above for death of a contract holder. If the contract holder is a natural person but not the annuitant and the annuitant dies, the beneficiary must elect an income phase payment option within 60 days of the date of death, or any gain under the contract will be includible in the beneficiary's income in the year the annuitant dies.

              RULES SPECIFIC TO CERTAIN PLANS

              403(b) PLANS
              Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

              ASSIGNMENT OR TRANSFER OF CONTRACTS. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p) or to the Company as collateral for a loan.

              EXCLUSIONS FROM GROSS INCOME. In order to be excludable from gross income, total annual contributions made by you and your employer to a 403(b) plan cannot exceed the lesser of the following limits set by the Tax Code:

              - The first limit, under Tax Code section 415, is generally the lesser of 25% of your compensation or $35,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457;
              - The second limit, which is the exclusion allowance under Tax Code section 403(b), is usually calculated according to a formula that takes into account your length of employment, any pretax contributions you and your employer have already made under the plan and any pretax contributions to certain other retirement plans; or
              - An additional limit specifically limits your salary reduction contributions to generally no more than $10,000 annually (subject to indexing). Your own limit may be higher or lower, depending upon certain conditions.

              The first two limits apply to your contributions as well as to any contributions made by your employer on your behalf.

              Purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

              RESTRICTIONS ON DISTRIBUTIONS. Tax Code section 403(b)(11) restricts the distribution under Tax Code section 403(b) contracts of:
              (1) Salary reduction contributions made after December 31, 1988;
              (2) Earnings on those contributions; and
              (3) Earnings during such period on amounts held as of December 31,
                  1988.

              Distribution of those amounts may only occur upon your death, attainment of age 59 1/2, separation from service, disability or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

              408(b) AND 408A IRAS

              Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

ASSIGNMENT OR TRANSFER OF CONTRACTS. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.

ELIGIBILITY. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to roll over or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

ROLLOVERS AND TRANSFERS. Rollovers and direct transfers are permitted from a 401, 403(a) or a 403(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

TAXATION OF NONQUALIFIED CONTRACTS

IN GENERAL. Tax Code section 72 governs taxation of annuities in general. Under a nonqualified contract if you are a natural person you generally are not taxed on increases in the account value until distribution occurs by withdrawing all or part of such account value. The taxable portion of a distribution is taxable as ordinary income.

NON-NATURAL HOLDERS OF A NONQUALIFIED CONTRACT. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the surrender value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A NONQUALIFIED CONTRACT. A transfer of ownership of a nonqualified contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder, the selection of certain annuity dates or the exchange of a contract may result in certain tax consequences. The assignment, pledge or agreement to assign or pledge any portion of the account value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

              In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

              OTHER TOPICS
            --------------------------------------------------------------------
              THE COMPANY

              Golden American Life Insurance Company is a Delaware stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Golden American is a wholly-owned subsidiary of Equitable of Iowa Companies, Inc. (Equitable of Iowa). Equitable of Iowa is a wholly-owned subsidiary of ING Groep N.V.
              (ING), a global financial services holding company based in The Netherlands. Golden American is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, Golden American established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Golden American's consolidated financial statements appear in the Statement of Additional Information.

              Equitable of Iowa is the holding company for Golden American and Directed Services, Inc.

              Our principal office is located at:

                               1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380

              SEPARATE ACCOUNT B

              Golden American Separate Account B (the separate account) was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The separate account is a separate investment account used for our variable annuity contracts. We own all the assets in the separate account but such assets are kept separate from our other accounts.

              The separate account is divided into subaccounts. The subaccounts invest directly in the shares of a pre-assigned underlying fund. Each underlying fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of an underlying fund are credited to or charged against the corresponding subaccount of the separate account without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by the separate account. If the assets in the separate account exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contract.

We currently offer other variable annuity contracts that invest in the separate account but are not discussed in this prospectus. The separate account may also invest in other investment portfolios which are not available under your contract.

CONTRACT DISTRIBUTION

Directed Services, Inc. (DSI) is principal underwriter and distributor of the contract as well as for other contracts issued through the separate account and other separate accounts of Golden American. We pay DSI for acting as principal underwriter under a distribution agreement which in turn pays the writing agent. The principal address of DSI is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

DSI enters into sales agreements with broker-dealers to sell the contracts through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. (NASD). DSI receives commissions as shown in the following table:

PAYMENT OF COMMISSIONS

------------------------------------------------------------------------------------------
     NAME OF PRINCIPAL           AMOUNT OF COMMISSION TO
        UNDERWRITER                      BE PAID                   OTHER COMPENSATION
------------------------------------------------------------------------------------------
Directed Services, Inc.          Maximum of X% of any          Reimbursement of any
                                 initial or additional         covered expenses incurred
                                 premium payments except       by registered
                                 when combined with some       representatives in
                                 annual trail commissions.     connection with the
                                                               distribution of the
                                                               contracts.
------------------------------------------------------------------------------------------

No additional deductions or charges are imposed for commissions and related expenses.Certain sales agreements may provide for a combination of a certain percentage of commission at the time of sale and an annual trail commission (which when combined could exceed X% of total premium payments).

              PAYMENT DELAY OR SUSPENSION

              We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
              - On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
              - When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
              - During any other periods the SEC may by order permit for the protection of investors.

              The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

              PERFORMANCE REPORTING

              We may advertise different types of historical performance for the subaccounts including:
              -   Standardized average annual total returns; and
              -   Non-standardized average annual total returns.

              STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges), but currently do not include the premium bonus or the deduction of any premium bonus option charge. To the extent permitted by applicable law, we may include the premium bonus and any corresponding premium bonus charge in standardized average annual total returns in the future.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURNS. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we do not include the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns. Non-standardized calculations do not include the premium bonus or premium bonus option charge.

              We may also advertise ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, you may request a Statement of Additional Information (SAI) by calling us at the number listed in "Contract Overview--Questions: Contacting the Company."

VOTING RIGHTS

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

CONTRACT MODIFICATIONS

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

TRANSFER OF OWNERSHIP: ASSIGNMENT

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

              INVOLUNTARY TERMINATIONS

              We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

              LEGAL PROCEEDINGS


              The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Company or the separate account.



              LEGAL MATTERS

              The legal validity of the contracts was passed on by Myles R. Tashman, Esquire, Executive Vice President, General Counsel and Secretary of Golden American. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History                                                2
Separate Account B                                                             2
Offering and Purchase of Contracts                                             3
Performance Data                                                               4
   General                                                                     4
   Average Annual Total Return Quotations                                      5
Income Phase Payments                                                          5
Sales Material and Advertising                                                 7
Independent Auditors                                                           7
Financial Statements of the Separate Account                                 S-1
Financial Statements of Golden American Life Insurance Company               F-1

You may request an SAI by calling our Customer Service Center at the number listed in "Contract Overview -- Questions: Contacting the Company".

                                   APPENDIX I
                       GOLDEN AMERICAN GUARANTEED ACCOUNT
--------------------------------------------------------------------------------

THE GOLDEN AMERICAN GUARANTEED ACCOUNT (THE GUARANTEED ACCOUNT) IS A FIXED INTEREST OPTION AVAILABLE DURING THE ACCUMULATION PHASE UNDER THE CONTRACT. THIS APPENDIX IS ONLY A SUMMARY OF CERTAIN FACTS ABOUT THE GUARANTEED ACCOUNT. PLEASE READ THE GUARANTEED ACCOUNT PROSPECTUS CAREFULLY BEFORE INVESTING IN THIS OPTION.

IN GENERAL. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or our Customer Service Center to learn:

- The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

DEPOSIT PERIOD. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

INTEREST RATES. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

GUARANTEED TERMS. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

FEES AND OTHER DEDUCTIONS. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:
- Market Value Adjustment (MVA)--as described in this appendix and in the Guaranteed Account prospectus;
-  Tax penalties and/or tax withholding--see "Taxation";
-  Early withdrawal charge--see "Fees"; or
-  Maintenance fee--see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option.

MARKET VALUE ADJUSTMENT (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA WAIVER. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:
-  Transfers due to participation in the dollar cost averaging program;
- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;
- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and
- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

DEATH BENEFIT. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

PARTIAL WITHDRAWALS. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period until depleted, then from the next oldest and so on until the amount requested is satisfied.

GUARANTEED TERMS MATURITY. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term;
(b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59 1/2, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

SUBSEQUENT PURCHASE PAYMENTS. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

DOLLAR COST AVERAGING. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

TRANSFER OF ACCOUNT DOLLARS. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision;
(2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

REINSTATING AMOUNTS WITHDRAWN FROM THE GUARANTEED ACCOUNT. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted at the time of withdrawal or refund any taxes that were withheld.

THE INCOME PHASE. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

DISTRIBUTION. Directed Services, Inc. (DSI) is principal underwriter and distributor of the contract. DSI enters into sales agreements with broker-dealers to sell the contract through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. (NASD). From time to time the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

                                   APPENDIX II
                         DESCRIPTION OF UNDERLYING FUNDS
--------------------------------------------------------------------------------

THE INVESTMENT RESULTS OF THE MUTUAL FUNDS (FUNDS) ARE LIKELY TO DIFFER SIGNIFICANTLY AND THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR RESPECTIVE INVESTMENT OBJECTIVES. SHARES OF THE FUNDS WILL RISE AND FALL IN VALUE AND YOU COULD LOSE MONEY BY INVESTING IN THE FUNDS. INVESTMENTS IN THE FUNDS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. EXCEPT AS NOTED, ALL FUNDS ARE DIVERSIFIED, AS DEFINED UNDER THE INVESTMENT COMPANY ACT OF 1940.

AETNA BALANCED VP, INC.
INVESTMENT OBJECTIVE

Seeks to maximize investment return, consistent with reasonable safety of principal by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds, and cash equivalents, based on the investment adviser's judgment of which of those sectors or mix thereof offers the best investment prospects.

POLICIES

Under normal market conditions, allocates assets among the following asset classes: equities such as common and preferred stocks; and debt, such as bonds, mortgage-related and other asset-backed securities, U.S. Government securities, and money market instruments. Typically maintains approximately 60% of total assets in equities and 40% of total assets in debt (including money market instruments), although those percentages may vary from time to time.

RISKS

Principal risks are those generally attributable to stock and bond investing. The success of the fund's strategy depends on the investment adviser's skill in allocating fund assets between equities and debt and in choosing investments within those categories. Risks attributable to stock investing include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies tend to be less liquid and more volatile than stocks of larger companies and can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. Fixed-income investments are subject to the risk that interest rates will rise, which generally causes bond prices to fall. Also, economic and market conditions may cause issuers to default or go bankrupt. Values of high-yield bonds are even more sensitive to economic and market conditions than other bonds. Prices of mortgage-related securities, in addition to being sensitive to changes in interest rates, also are sensitive to changes in the prepayment patterns on the underlying instruments.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA INCOME SHARES D/B/A AETNA BOND VP
INVESTMENT OBJECTIVE

Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

POLICIES

Under normal market conditions, invests at least 65% of total assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. High-grade securities are rated at least A by Standard & Poor's Corporation (S&P) or Moody's Investors Service, Inc. (Moody's), or if unrated, considered by the investment adviser to be of comparable quality. May also invest up to 15% of total assets in high-yield bonds, and up to 25% of total assets in foreign debt securities.

RISKS

Principal risks are those generally attributable to debt investing, including increases in interest rates and loss of principal. Generally, when interest rates rise, bond prices fall. Bonds with longer maturities tend to be more sensitive to changes in interest rates. For all bonds there is a risk that the issuer will default. High-yield bonds generally are more susceptible to the risk of default than higher rated bonds. Prices of mortgage-related securities, in addition to being sensitive to changes in interest rates, also are sensitive to changes in the prepayment patterns on the underlying instruments. Foreign securities have additional risks. Some foreign securities tend to be less liquid and more volatile than their U.S. counterparts. In addition, accounting standards and market regulations tend to be less standardized in certain foreign countries. These risks are usually higher for securities of companies in emerging markets. Securities of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.

AETNA VARIABLE FUND D/B/A AETNA GROWTH AND INCOME VP
INVESTMENT OBJECTIVE

Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

POLICIES

Under normal market conditions, invests at least 65% of total assets in common stocks that the investment adviser believes have significant potential for capital appreciation or income growth. Tends to emphasize stocks of larger companies. Also invests assets across other asset classes (including stocks of small and medium-sized companies, international stock, real estate securities and fixed income securities). May invest principally in common stocks having significant potential for capital appreciation, or may purchase common stocks principally for their income potential through dividends and option writing, or may acquire securities having a mix of these characteristics.

RISKS

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Although the investment adviser emphasizes large cap stocks, to the extent the Fund is diversified across asset classes, it may not perform as well as less diversified funds when large cap stocks are in favor. Additionally, stocks of medium-sized and smaller companies tend to be more volatile and less liquid than stocks of larger companies.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA VARIABLE ENCORE FUND D/B/A AETNA MONEY MARKET VP
INVESTMENT OBJECTIVE

Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments.

POLICIES

Invests only in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. These securities include U.S. Government securities, such as U.S. Treasury bills and securities issued or sponsored by U.S. government agencies. They also may include corporate debt securities, commercial paper, asset-backed securities and certain obligations of U.S. and foreign banks, each of which must be highly rated by independent rating agencies or, if unrated, considered by the investment adviser to be of comparable quality. Maintains a dollar-weighted average portfolio maturity of 90 days or less.

RISKS

It is possible to lose money by investing in the fund. There is no guaranty the fund will achieve its investment objective. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

A weak economy, strong equity markets and changes by the Federal Reserve in its monetary policies all could affect short-term interest rates and therefore the value and yield of the fund's shares.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.

AETNA VARIABLE PORTFOLIOS, INC.--AETNA GROWTH VP
INVESTMENT OBJECTIVE

Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.

POLICIES

Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock. Tends to emphasize stocks of larger companies, although may invest in companies of any size. Uses internally developed quantitative computer models to evaluate the financial characteristics of approximately 1,000 companies. The investment adviser analyzes these characteristics in an attempt to identify companies it believes have strong growth characteristics or demonstrate a positive trend in earnings estimates, but whose full value is not reflected in the stock price. Focuses on companies that the investment adviser believes have strong, sustainable and improving earnings growth, and established market positions in a particular industry.

RISKS

Principal risks are those generally attributable to stock investing. They include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Growth-oriented stocks typically sell at relatively high valuations as compared to other types of stocks. If a growth stock does not exhibit the consistent level of growth expected, its price may drop sharply. Historically, growth-oriented stocks have been more volatile than value-oriented stocks.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA VARIABLE PORTFOLIOS, INC.--AETNA INDEX PLUS LARGE CAP VP
INVESTMENT OBJECTIVE

Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.

POLICIES

Invests at least 80% of net assets in stocks included in the S&P 500 (other than Aetna Inc. common stock). The investment adviser attempts to achieve the objective by overweighting those stocks in the S&P 500 that the investment adviser believes will outperform the index, and underweighting (or avoiding altogether) those stocks that the investment adviser believes will underperform the index. In determining stock weightings, uses internally developed quantitative computer models to evaluate various criteria, such as the financial strength of each company and its potential for strong, sustained earnings growth. At any one time, the fund's portfolio generally includes approximately 400 of the stocks included in the S&P 500. Although the fund will not hold all the stocks in the S&P 500, the investment adviser expects that there will be a close correlation between the performance of the fund and that of the S&P 500 in both rising and falling markets.

RISKS

Principal risks are those generally attributable to stock investing. These risks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The success of the fund's strategy depends significantly on the investment adviser's skill in determining which securities to overweight, underweight or avoid altogether.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA VARIABLE PORTFOLIOS, INC.--AETNA INTERNATIONAL VP
INVESTMENT OBJECTIVE

Seeks long-term capital growth primarily though investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The fund will not target any given level of current income.

POLICIES

Under normal market conditions, invests at least 65% of total assets in securities principally traded in three or more countries outside of the United States. These securities may include common stocks as well as securities convertible into common stock. Diversifies the fund by investing in a mix of stocks that the investment adviser believes have the potential for long-term growth, as well as stocks that appear to be trading below their perceived value. Allocates assets among several geographic regions and individual countries, investing primarily in those areas that the investment adviser believes have the greatest potential for growth as well as stable exchange rates. Invests primarily in established foreign securities markets, although may invest in emerging markets as well. Uses internally developed quantitative computer models to evaluate the financial characteristics of over 2,000 companies in an attempt to select companies with long-term sustainable growth characteristics. Employs currency hedging strategies to protect from adverse effects on the U.S. dollar.

RISKS

Principal risks are those generally attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of foreign companies tend to be less liquid and more volatile than their U.S. counterparts. Accounting standards and market regulations tend to be less standardized in certain foreign countries, and economic and political climates tend to be less stable. Stocks of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. Investments in emerging markets are subject to the same risks applicable to foreign investments generally, although those risks may be increased due to conditions in such countries.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA VARIABLE PORTFOLIOS, INC.--AETNA SMALL COMPANY VP
INVESTMENT OBJECTIVE

Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

POLICIES

Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and companies with market capitalizations lower than any companies included in the first two categories. For purposes of the 65% policy, the largest company in this group in which the fund intends to invest currently has a market capitalization of approximately $1.5 billion. Invests in stocks that the investment adviser believes have the potential for long-term growth, as well as those that appear to be trading below their perceived value. Uses internally developed quantitative computer models to evaluate financial characteristics of over 2,000 companies in an attempt to identify companies whose perceived value is not reflected in the stock price. Considers the potential of each company to create or take advantage of unique product opportunities, its potential to achieve long-term sustainable growth and the quality of its management.

RISKS

Principal risks are those generally attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies carry higher risks than stocks of larger companies. This is because smaller companies may lack the management experience, financial resources, product diversification, and competitive strengths of larger companies. In many instances, the frequency and volume of trading in small cap stocks are substantially less than of stocks of larger companies. As a result, the stocks of smaller companies may be subject to wider price fluctuations and/or may be less liquid. When selling a large quantity of a particular stock, the fund may have to sell at a discount from quoted prices or may have to make a series of small sales over an extended period of time due to the more limited trading volume of smaller company stocks. Stocks of smaller companies can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.


AETNA VARIABLE PORTFOLIOS, INC.--AETNA TECHNOLOGY VP
INVESTMENT OBJECTIVE

Seeks long-term capital appreciation.

POLICIES

Primarily invests in common stocks and securities convertible into common stock of companies in the information technology industry sector. These companies include companies that the subadviser considers to be principally engaged in the development, production, or distribution of products or services related to the processing, storage, transmission, or presentation of information or data. A particular company will be considered to be principally engaged in the information technology industries if, at the time of investment, the investment adviser determines that at least 50% of the company's assets, gross income, or net profits are committed to, or derived from, those industries. A company will also be considered to be principally engaged if the subadviser considers that the company has the potential for capital appreciation primarily as a result of particular products, technology, patents, or other market advantages in those industries. In selecting stocks, the subadviser looks at a company's valuation relative to its potential long-term growth rate. May look to see whether a company offers a new or improved product, service or business operation; whether it has experienced a positive change in its financial or business condition; whether the market for its goods or services has expanded or experienced a positive change; and whether there is a potential catalyst for positive change in the company's business or stock price. May sell a security if the subadviser determines that the company has become overvalued due to price appreciation or has experienced a change in its business fundamentals, if the company's growth rate slows substantially, or if the subadviser believes that another investment offers a better opportunity.

RISKS

Principal risks are those generally attributable to stock investing which include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. Stocks of smaller companies tend to be less liquid and more volatile than stocks of larger companies. Further, stocks of smaller companies also can be particularly sensitive to expected changes in interest rates, borrowing costs and earnings. Because the fund's investments are concentrated in the information technology industries, the Fund may be subject to more abrupt swings in value than a fund which invests in a broader range of industries. Investments in information technology companies may be highly volatile. The fund may experience difficulty in establishing or closing out positions in these securities at prevailing market prices. Also, there may be less publicly available information about small companies or less market interest in their securities as compared to larger companies, and it may take longer for the prices of the securities to reflect the full value of their issuers' earnings potential or assets.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.
SUBADVISER: Elijah Asset Management, LLC

AIM V.I. CAPITAL APPRECIATION FUND
INVESTMENT OBJECTIVE

Seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

POLICIES

The portfolio managers focus on companies they believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. The portfolio managers consider whether to sell a particular security when any of those factors materially changes. The fund may also invest up to 20% of its total assets in foreign securities.

In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, the fund may temporarily hold all or a portion of its assets in cash, money market instruments, shares of affiliated money market funds, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

RISKS

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. This is especially true with respect to common stocks of smaller companies, whose prices may go up and down more than common stocks of larger, more-established companies. Also, since common stocks of smaller companies may not be traded as often as common stocks of larger, more-established companies, it may be difficult or impossible for the fund to sell securities at a desirable price.


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INVESTMENT ADVISER: A I M Advisors, Inc.

AIM V.I. GOVERNMENT SECURITIES FUND
INVESTMENT OBJECTIVE

Seeks to achieve a high level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

POLICIES

The portfolio managers focus on securities that they believe have favorable prospects for current income, consistent with their concern for safety of principal. The portfolio managers consider whether to sell a particular security when any of those factors materially changes.

In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, the fund may temporarily hold all or a portion of its assets in cash, money market instruments, shares of affiliated money market funds, bonds or other debt securities. As a result, the fund may not achieve its investment objective. The prices of foreign securities may be affected by other factors, including, currency exchange rate, political and economic conditions, regulations and foreign markets. These factors may affect the prices of securities issued by foreign companies located in developing countries more than those in countries with mature economies.

RISKS

The prices of debt securities change in response to many factors. Debt securities are particularly vulnerable to credit risk and interest rate fluctuations. Interest rate increases can cause the price of a debt security to decrease. The longer a debt security's duration, the more sensitive it is to this risk. The prices of high-coupon U.S. Government agency mortgage-backed securities fall more slowly when interest rates rise than do prices of other fixed-rate securities. Some of the securities purchased by the fund are not guaranteed by the U.S. Government. The agency or instrumentality issuing such security may default or otherwise be unable to honor a financial obligation.

INVESTMENT ADVISER: A I M Advisors, Inc.


AIM V.I. GROWTH FUND
INVESTMENT OBJECTIVE

Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

POLICIES

The portfolio managers focus on companies that have experienced above-average growth in earnings and have excellent prospects for future growth. The portfolio managers consider whether to sell a particular security when any of those factors materially changes. The fund may also invest up to 20% of its total assets in foreign securities.

In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, the fund may temporarily hold all or a portion of its assets in cash, money market instruments, shares of affiliated money market funds, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

RISKS

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. The fund may participate in the initial public offering (IPO) market. Because of the fund's small asset base any investment the fund may make in IPOs may significantly increase the fund's total returns. As the fund's assets grow, the impact of IPO investments will decline, which may reduce the fund's total returns.

INVESTMENT ADVISER: A I M Advisors, Inc.


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

AIM V.I. GROWTH AND INCOME FUND
INVESTMENT OBJECTIVE

Seeks growth of capital with a secondary objective of current income.

POLICIES

The fund seeks to meet these objectives by investing at least 65% of its net assets in income-producing securities, including dividend-paying common stocks and convertible securities. The portfolio managers purchase securities of established companies that have long-term above-average growth in earnings and dividends, and growth companies that they believe have the potential for above-average growth in earnings and dividends. The portfolio managers consider whether to sell a particular security when they believe the security no longer has that potential or the capacity to generate income.

The fund may also invest up to 20% of its total assets in foreign securities. The fund may engage in active and frequent trading of portfolio securities to achieve its investment objectives. If the fund does trade in this way, it may incur increased transaction costs and brokerage commissions, both of which can lower the actual return on your investment.

In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, the fund may temporarily hold all or a portion of its assets in cash, money market instruments, shares of affiliated money market funds, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

RISKS

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. The values of the convertible securities in which the fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise and rise if market interest rates fall. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the fund.

INVESTMENT ADVISER: A I M Advisors, Inc.

AIM V.I. VALUE FUND
INVESTMENT OBJECTIVE

Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

POLICIES

The fund also may invest in preferred stocks and debt instruments that have prospects for growth of capital. The fund may also invest up to 25% of its total assets in foreign securities.

The portfolio managers focus on undervalued equity securities of (1) out-of-favor cyclical growth companies; (2) established growth companies that are undervalued compared to historical relative valuation parameters; (3) companies where there is early but tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities; and (4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. The portfolio managers consider whether to sell a particular security when they believe the company no longer fits into any of the above categories.

In anticipation of or in response to adverse market conditions, for cash management purposes, or for defensive purposes, the fund may temporarily hold all or a portion of its assets in cash, money market instruments, shares of affiliated money market funds, bonds or other debt securities. As a result, the fund may not achieve its investment objective.

RISKS

The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity. If the


                                                                              65
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seller of a repurchase agreement in which the fund invests defaults on its obligation or declares bankruptcy, the fund may experience delays in selling the securities underlying the repurchase agreement. As a result, the fund may incur losses arising from decline in the value of those securities, reduced levels of income and expenses of enforcing its rights.

INVESTMENT ADVISER: A I M Advisors, Inc.


ALLIANCE VARIABLE PRODUCTS--GROWTH AND INCOME PORTFOLIO
INVESTMENT OBJECTIVE

Seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.

POLICIES

Invests primarily in dividend-paying common stocks of large, well-established "blue-chip" companies. May invest in fixed-income and convertible securities and in securities of foreign issuers. Restricts its investments in foreign securities to issues of high quality.

RISKS

Principal risks include market risk, interest rate risk, and credit risk. Market risk is the risk that the value of the portfolio's investments will fluctuate as the stock or bond markets fluctuate and that prices overall will decline over shorter or longer-term periods. Interest rate risk is the risk that changes in interest rates will affect the value of the portfolio's investments in debt securities, such as bonds, notes, and asset-backed securities, or other income-producing securities. Increases in interest rates may cause the value of a portfolio's investments to decline. Credit risk is the risk that the issuer or the guarantor of a debt security, or the counterparty to a derivatives contract, will be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. Investment in foreign securities are subject to increased credit risk because of the difficulties of requiring foreign entities to honor their contractual commitments, and because a number of Foreign governments and other issuers are already in default. Investments in foreign securities have foreign risk and currency risk. Foreign risk includes the risk that investments in foreign securities may experience more rapid and extreme changes in value than if they invested solely in securities of U.S. companies; foreign companies usually are not subject to the same degree of regulation as U.S. companies; differing reporting, accounting, and auditing standards; and the risk that political changes or diplomatic developments could adversely affect the Portfolio's investments in a foreign country. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the Portfolio's investments.

INVESTMENT ADVISER:  Alliance Capital Management L.P.


ALLIANCE VARIABLE PRODUCTS--PREMIER GROWTH PORTFOLIO
INVESTMENT OBJECTIVE

Seeks growth of capital by pursuing aggressive investment policies.

POLICIES

Invests primarily in equity securities of U.S. companies. Focuses on a relatively small number of intensively researched companies selected from a research universe of more than 600 companies that have strong management, superior industry positions, excellent balance sheets, and superior earnings growth prospects. Normally, invests in about 40-50 companies, with the 25 most highly regarded of these companies usually constituting approximately 70% of the portfolio's net assets. During market declines, while adding to positions in favored stocks, the portfolio becomes somewhat more aggressive, gradually reducing the number of companies represented in its portfolio. Conversely, in rising markets, while reducing or eliminating fully-valued positions, the portfolio becomes somewhat more conservative, gradually increasing the number of companies represented in its portfolio. Through this approach, the investment adviser seeks to gain positive returns in good markets while providing some measure of protection in poor markets. May also invest up to 20% of its net assets in convertible securities.

RISKS

Among the principal risks is market risk. This is the risk that the value of the portfolio's investments will fluctuate as the stock or bond markets fluctuate and that prices overall will decline over shorter or longer-term periods. Because the


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

portfolio invests in a smaller number of securities than many other equity funds, you investment has the risk that changes in the value of a single security may have a more significant effect, either negative or positive, on the portfolio's net asset value.

INVESTMENT ADVISER: Alliance Capital Management L.P.


ALLIANCE VARIABLE PRODUCTS - QUASAR PORTFOLIO
INVESTMENT OBJECTIVE

Seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the portfolio's objective.

POLICIES

Generally invests in a widely diversified portfolio of equity securities spread among many industries that offer the possibility of above-average earnings growth. Currently emphasizes investment in small-cap companies. Invests in well-known and established companies and in new and unseasoned companies. Can invest in the equity securities of any company and industry and in any type of security with potential for capital appreciation. When selecting securities, the investment adviser considers the economic and political outlook, the values of specific securities relative to other investments, trends in the determinants of corporate profits, and management capabilities and practices. May also invest in non-convertible bonds, preferred stocks, and foreign securities.

RISKS

Among the principal risks is market risk. This is the risk that the value of the portfolio's investments will fluctuate as the stock or bond markets fluctuate and that prices overall will decline over shorter or longer-term periods. Investments in smaller companies tend to be more volatile than investments in large-cap or mid-cap companies. To the extent the portfolio invests in non-convertible bonds, preferred stocks, and foreign stocks, the investment has interest rate risk, credit risk, foreign risk, and currency risk. Interest rate risk is the risk that changes in interest rates will affect the value of the portfolio's investments in debt securities, such as bonds, notes, and asset-backed securities, or other income-producing securities. Increases in interest rates may cause the value of a portfolio's investments to decline. Credit risk is the risk that the issuer or the guarantor of a debt security, or the counterparty to a derivatives contract, will be unable or unwilling to make timely payments of interest or principal, or to otherwise honor its obligations. Investment in foreign securities are subject to increased credit risk because of the difficulties of requiring foreign entities to honor their contractual commitments, and because a number of foreign governments and other issuers are already in default. Investments in foreign securities have foreign risk and currency risk. Foreign risk includes the risk that investments in foreign securities may experience more rapid and extreme changes in value than if they invested solely in securities of U.S. companies; foreign companies usually are not subject to the same degree of regulation as U.S. companies; differing reporting, accounting, and auditing standards; and the risk that political changes or diplomatic developments could adversely affect the portfolio's investments in a foreign country. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the portfolio's investments.

INVESTMENT ADVISER:  Alliance Capital Management L.P.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND--EQUITY INCOME PORTFOLIO INVESTMENT OBJECTIVE

Seeks reasonable income. Also considers the potential for capital appreciation. Seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

POLICIES

Normally invests at least 65% of total assets in income-producing equity securities. May also invest in other types of equity securities and debt securities, including lower-quality debt securities. May invest in securities of both foreign and domestic issuers. Emphasis on above-average income-producing equity securities tends to lead to investments in large cap "value" stocks. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, or other factors that affect security values.

RISKS

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. "Value" stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. "Value" stocks may not ever realize their full value.

INVESTMENT ADVISER: Fidelity Management & Research Company


FIDELITY VARIABLE INSURANCE PRODUCTS FUND--GROWTH PORTFOLIO
INVESTMENT OBJECTIVE

Seeks capital appreciation.

POLICIES

Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential. Companies with high growth potential tend to be companies with higher than average price/earning (P/E) ratios and are often called "growth" stocks. May invest in securities of both foreign and domestic issuers. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, or other factors that affect security values.

RISKS

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. "Growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks.

INVESTMENT ADVISER: Fidelity Management & Research Company


FIDELITY VARIABLE INSURANCE PRODUCTS FUND--HIGH INCOME PORTFOLIO
INVESTMENT OBJECTIVE

Seeks a high level of current income while also considering growth of capital.

POLICIES

Normally invests at least 65% of total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities. May also invest in non-income producing securities, including defaulted securities and common stocks. Currently intends to limit common stocks to 10% of total assets. May invest in securities of both foreign and domestic issuers. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, interest rates or other factors that affect security values.

RISKS

Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments. Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISERS: Fidelity Management & Research (U.K.) Inc.; Fidelity
             Management & Research Far East Inc.; Fidelity Investments Japan Limited


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II--CONTRAFUND PORTFOLIO INVESTMENT OBJECTIVE

Seeks long-term capital appreciation.

POLICIES

Normally invests primarily in common stocks of companies whose value the investment adviser believes is not fully recognized by the public. May invest in securities of both foreign and domestic issuers. May tend to buy "growth" stocks or "value" stocks, or a combination of both types. In making investment decisions, the investment adviser relies on fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions. May use various techniques, such as buying and selling futures contracts, to increase or decrease exposure to changing security prices, interest rates or other factors that affect security values.

RISKS

The value of equity securities fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes. Foreign investments, especially those in emerging markets, can be more volatile and potentially less liquid than U.S. investments due to increased risks of adverse issuer, political, regulatory, market or economic developments. "Growth" stocks tend to be sensitive to changes in their earnings and more volatile than other types of stocks. "Value" stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. "Value" stocks may not ever realize their full value.

INVESTMENT ADVISER: Fidelity Management & Research Company

SUBADVISERS: Fidelity Management & Research (U.K.) Inc.; Fidelity
             Management & Research Far East Inc.; Fidelity Investments Japan Limited

JANUS ASPEN SERIES--AGGRESSIVE GROWTH PORTFOLIO
INVESTMENT OBJECTIVE

Seeks long-term growth of capital.

POLICIES

A NONDIVERSIFIED portfolio that invests primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalizations at the time of investment fall within the range of companies in the Standard and Poor's (S&P) MidCap 400 Index. The market capitalizations within the Index will vary, but as of December 31, 1999, they ranged from approximately $170 million to $37 billion. May at times hold substantial positions in cash or similar investments.

RISKS

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. In addition, a NONDIVERSIFIED portfolio has the ability to take larger positions in a smaller number of

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issuers. Because the appreciation or depreciation of a single stock may have a greater impact on the net asset value of a NONDIVERSIFIED portfolio, its share price can be expected to fluctuate more than a diversified portfolio. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

INVESTMENT ADVISER: Janus Capital Corporation


JANUS ASPEN SERIES--BALANCED PORTFOLIO
INVESTMENT OBJECTIVE

Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

POLICIES

Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities. Assets may shift between the growth and income components of the Portfolio based on the portfolio manager's analysis of relevant market, financial and economic conditions. May at times hold substantial positions in cash or similar investments.

RISKS

Because the Portfolio may invest a significant portion of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. The income component of the Portfolio's holdings includes fixed-income securities which generally will decrease in value when interest rates rise. Another risk associated with fixed-income securities is the risk that an issuer of a bond will be unable to make principal and interest payments when due (i.e. credit risk). Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more susceptible to credit risk. They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

INVESTMENT ADVISER: Janus Capital Corporation


JANUS ASPEN SERIES--GROWTH PORTFOLIO
INVESTMENT OBJECTIVE

Seeks long-term growth of capital in a manner consistent with the preservation of capital.

POLICIES

Generally invests primarily in common stocks of larger, more established companies selected for their growth potential, although it can invest in companies of any size. May at times hold substantial positions in cash or similar investments.

RISKS

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

INVESTMENT ADVISER: Janus Capital Corporation


JANUS ASPEN SERIES--WORLDWIDE GROWTH PORTFOLIO
INVESTMENT OBJECTIVE

Seeks long-term growth of capital in a manner consistent with the preservation of capital.

POLICIES

Invests primarily in common stocks of companies of any size throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country. May hold substantial positions in cash or similar investments.

RISKS

Because the Portfolio may invest substantially all of its assets in common stocks, the main risk is that the value of the stocks it holds might decrease in response to the activities of an individual company or in response to general market and/or economic conditions. Performance may also be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities (high-yield/ high-risk securities or "junk" bonds) or companies with relatively small market capitalizations. Smaller or newer companies may suffer more significant losses as well as realize more substantial growth than larger or more established issuers. Investments in such companies tend to be more volatile and somewhat more speculative. Issues associated with investing in foreign securities include currency risk, political and economic risk, regulatory risk, market risk and transaction costs. High-yield/high-risk securities are generally more dependent on the ability of the issuer to meet interest and principal payments (i.e., credit risk). They are more vulnerable to real or perceived economic changes, political changes or other adverse developments specific to the issuer.

INVESTMENT ADVISER: Janus Capital Corporation


MFS TOTAL RETURN SERIES
INVESTMENT OBJECTIVE

Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide a reasonable opportunity for growth of capital and income.

POLICIES

Under normal market conditions, invests at least 40%, but no more than 75%, of net assets in common stocks and related securities (referred to as equity securities); bonds, warrants or rights convertible into stock; and depositary receipts for those securities. Invests at least 25% of net assets in non-convertible fixed income securities. May vary the percentage of assets invested in any one type of security (within the limits described above). May invest in foreign securities and may have exposure to foreign currencies through its investment in these securities. Generally, seeks to purchase equity securities that the investment adviser believes are undervalued in the market relative to their long-term potential focusing on companies with relatively large market capitalization (i.e., market capitalizations of $5 billion or more). Fixed income securities include U.S. government securities, mortgage-backed and asset-backed securities, and corporate bonds. The series has engaged and may engage in active and frequent trading to achieve its principal investment strategies.

RISKS

In allocating investments, the series could miss attractive investment opportunities by underweighting markets where there are significant returns, and could lose value by overweighting markets where there are significant declines. The value of securities held by the series may decline due to changing economic, political or market conditions, or disappointing earnings results. If anticipated events do not occur or are delayed, or if investor perceptions about undervalued securities do


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not improve, the market price of these securities may not rise or may fall.
Fixed income securities are subject to interest rate risk (the risk that when interest rates rise, the prices of fixed income securities will generally fall) and credit risk (the risk that the issuer of a fixed income security will not be able to pay principal and interest when due). Securities with longer maturities are affected more by interest rate risk. Investing in foreign securities involves risks relating to political social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers are subject. Fixed income securities traded in the over-the-counter market may be harder to purchase or sell at a fair price. The inability to purchase or sell these fixed income securities at a fair price could have a negative impact on the series' performance. Frequent trading may result in the realization and distribution to shareholders of higher capital gains as compared to a series with less active trading policies. Frequent trading also increases transaction costs, which could detract from the series' performance.

INVESTMENT ADVISER: Massachusetts Financial Services Company


[MITCHELL HUTCHINS SERIES TRUST TACTICAL ALLOCATION PORTFOLIO (CLASS I SHARES) INVESTMENT OBJECTIVE

Has an investment objective of total return, consisting of long-term capital appreciation and current income.

POLICIES

Allocates its assets between a stock portion that is designed to track the performance of the S&P 500 Composite Stock Index and a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The investment adviser reallocates assets in accordance with the recommendations of its own Tactical Allocation Model on the first business day of each month. The Model attempts to track the performance of the S&P 500 Index in periods of strong market performance. The Model attempts to take a more defensive posture by reallocating assets to bonds or cash when the Model signals a potential bear market, prolonged downturn in stock prices or significant loss in value. The Model can recommend stock allocations of 100%, 75%, 50%, 25% or 0%.

If the Model recommends a stock allocation of less than 100%, it also recommends a fixed income allocation for the remainder of the fund's assets. The Model uses a bond risk premium determination to decide whether to recommend five-year U.S. Treasury notes or 30-day U.S. Treasury bills. When the Model recommends a more than 50% fixed income allocation, the fund must invest in other high quality bonds or money market instruments to the extent needed to limit the fund's investments in U.S. Treasury obligations to no more than 55% of its assets. This limit is imposed by Internal Revenue Code diversification requirements for segregated asset accounts used to fund variable annuity or variable life contracts.

PRINCIPAL RISKS

An investment in the fund is not guaranteed; you may lose money by investing in the fund. The principal risks presented by the fund are:

- ASSET ALLOCATION RISK - The Tactical Allocation Model may not correctly predict the appropriate time to shift the funds assets from one asset class to another.

- EQUITY RISK - Stocks and other equity securities generally fluctuate in value more than bonds. The fund could lose all of its investment in a company's stock.

- INDEX TRACKING RISK - the fund expects a close correlation between the performance of its stock investments and that of the S&P 500 Index in both rising and falling markets. The performance of the fund's stock investments generally will not be identical to that of the index because of the fees and expenses borne by the fund and investor purchases and sales of fund shares, which can occur daily.

- INTEREST RATE RISK - The value of the fund's bond investments will generally fall when interest rates rise.

- FOREIGN INVESTING RISK - The S&P 500 index includes some U.S. dollar denominated foreign securities. The value of the fund's investments in foreign securities may fall due to adverse political, social and economic development abroad.

INVESTMENT ADVISER: Mitchell Hutchins Asset Management Inc.]


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OPPENHEIMER AGGRESSIVE GROWTH FUND/VA
INVESTMENT OBJECTIVE

Seeks to achieve long-term capital appreciation by investing in "growth-type" companies.

POLICIES

The Fund invests mainly in equity securities, such as common stocks, preferred stocks and convertible securities. It invests primarily in U.S. companies, but can also buy foreign stocks. The Fund emphasizes investments in companies that the Manager believes have potential for increased stock prices relative to the overall stock market. Growth companies can include established companies entering a growth cycle in their business, as well as newer companies. The Fund can invest in securities of issuers of all market capitalizations, but currently focuses on companies with market capitalizations of $5 billion. The Fund can also use hedging instruments and certain derivative instruments in an effort to manage investment risks.


RISKS

The fund's investments in stocks are subject to changes in their value from a number of factors. They include stock market movements and events affecting particular industries. Stocks of growth companies may provide greater opportunities for capital appreciation, but may be more volatile than other stocks. The Fund invests mainly in small and medium-size companies, which tend to have more volatile stock prices than large companies.

INVESTMENT ADVISER: OppenheimerFunds, Inc.

OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
INVESTMENT OBJECTIVE

Seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

POLICIES

Invests in equity securities, such as common stocks, preferred stocks and convertible securities in the U.S. while the Fund can purchase foreign securities and debt securities. Currently, it does not emphasize those investments. Although the fund can invest in securities of issuers of all market capitalization ranges, it currently focuses on companies with large capitalizations. The fund can also use hedging instruments and certain derivative investments to try to manage investment risks.

RISKS

The fund's investments in stocks and bonds are subject to changes in their value from a number of factors. They include changes in general stock and bond market movements, or the change in value of particular stocks or bonds because of an event affecting the issuer. Changes in interest rates can also affect stock and bond prices. Because the Fund currently focuses its investments in stocks of U.S. issuers, it will be affected primarily by changes in the U.S. Stock Market.

INVESTMENT ADVISER: OppenheimerFunds, Inc.

OPPENHEIMER STRATEGIC BOND FUND/VA
INVESTMENT OBJECTIVE

Seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

POLICIES

Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. government securities and lower-rated high-yield securities of U.S. companies. Under normal market conditions, the fund invests in each of those three market sectors. However, the fund is not obligated to do so, and the amount of its assets in each of the three sectors will vary over time. The fund can invest up to 100% of its assets in any one sector at any time, if the manager believes that in doing so the fund can achieve its objective without undue risk. The fund's foreign investments can include debt securities of issuers in developed markets as well as emerging markets, which have special risks. The fund can also use hedging instruments and certain derivative investments to try to enhance income or try to manage investment risks.

RISKS

The fund's investments in debt securities are subject to changes in their value from a number of factors. They include changes in general bond market movements in the U.S. and abroad, or the change in value of particular bonds because of an event affecting the issuer. The fund can focus significant amounts of its investments in foreign debt securities. Therefore, it will be subject to the risks that economic, political or other events can have on the values of securities of issuers in particular foreign countries. These risks are heightened in the case of emerging market debt securities. Changes in interest rates can also affect securities prices.

INVESTMENT ADVISER: OppenheimerFunds, Inc.


PILGRIM VARIABLE PRODUCTS TRUST (VP) GROWTH OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE

Seeks long-term growth of capital.

POLICIES

Invests primarily in U.S. companies that the portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. Securities may be from large-cap, mid-cap or small-cap companies. Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

PRINCIPAL RISKS

The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have the potential for rapid growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Small and medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies trade in lower volume and may be less liquid than securities of larger, more established companies.

INVESTMENT ADVISER: Pilgrim Investments, Inc.

Portfolio Manager: MARY LISANTI AND JEFFREY BERNSTEIN HAVE CO-MANAGED THE PORTFOLIO SINCE IT WAS FORMED IN APRIL 2000. MS. LISANTI HAS OVER 20 YEARS OF EXPERIENCE IN SMALL AND MID-CAP INVESTMENTS. MR. BERNSTEIN HAS OVER 10 YEARS OF EXPERIENCE IN SMALL AND MID-CAP INVESTMENTS.


PILGRIM VARIABLE PRODUCTS TRUST (VP) MAGNACAP PORTFOLIO

INVESTMENT OBJECTIVE

Seeks growth of capital, with dividend income as a secondary consideration.

POLICIES

Managed with the philosophy that companies that can best meet the Portfolio's objectives have paid increasing dividends or have had the capability to pay rising dividends from their operations. Normally invests at least 65% of its assets in equity securities of companies that meet the following disciplined criteria: consistent dividends, substantial dividend increases, reinvested earnings, strong balance sheet, and attractive price. Equity securities may include common stocks, convertible

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securities, and rights or warrants. Normally investments are primarily in larger companies that are included in the largest 500 U.S. companies. Remainder of its assets may be invested in equity securities that the portfolio managers believe have growth potential because they represent an attractive value. In selecting securities, preservation of capital is also an important consideration. Assets that are not invested in equity securities may be invested in high quality debt securities.

PRINCIPAL RISKS

The Portfolio may be affected by the following risks, among others: price volatility, market trends, debt securities, credit risk, and risks of foreign investing. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than debt securities. Market trends refers to the risk that from time to time the stock market may not favor the value securities that meet the Portfolio's disciplined investment criteria. Debt securities carry the risk that their value may fall when interest rates rise. Debt securities with longer maturities tend to be more sensitive to changes in interest rates. Credit risk refers to the risk that the Portfolio could lose money if the issuer of a debt security is unable to meet its financial obligations or goes bankrupt. Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates, unstable political and economic conditions, a lack of adequate company information, differences in the way securities markets operate, less secure foreign banks or securities depositories than those in the U.S., and foreign controls on investment.

Investment Adviser: PILGRIM INVESTMENTS, INC.

Portfolio Manager: THE PORTFOLIO IS MANAGED BY G. DAVID UNDERWOOD, SENIOR VICE PRESIDENT AND SENIOR PORTFOLIO MANAGER FOR THE INVESTMENT ADVISER.


PILGRIM VARIABLE PRODUCTS TRUST (VP) MIDCAP OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE
Seeks long-term capital appreciation.

POLICIES

Invests primarily in the common stocks of mid-sized U.S. companies that the portfolio managers feel have above average prospects for growth. For this Portfolio mid-sized companies are companies with market capitalizations that fall within the range of companies in the S&P MidCap 400 Index. As of February 28, 2001, the market capitalizations that fall within this range are from $106.3 million to $27.2 billion. Portfolio managers use a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a trend-oriented approach in structuring the portfolio and a sell discipline. Portfolio managers seek to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempt to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

PRINCIPAL RISKS

The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio managers feel have the potential for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Medium-sized companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and may be dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the mid-cap growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of mid-size companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

INVESTMENT ADVISER: Pilgrim Investments, Inc.

Portfolio Manager: MARY LISANTI AND JEFFREY BERNSTEIN HAVE CO-MANAGED THE PORTFOLIO SINCE IT WAS FORMED IN APRIL 2000. MS. LISANTI HAS OVER 20 YEARS OF EXPERIENCE IN SMALL AND MID-CAP INVESTMENTS. MR. BERNSTEIN HAS OVER 10 YEARS OF EXPERIENCE IN SMALL AND MID-CAP INVESTMENTS.

PILGRIM VARIABLE PRODUCTS TRUST (VP) SMALLCAP OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE
Seeks long-term capital appreciation.

POLICIES

Invests at least 65% of total assets in the common stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Index, which is an index that measures the performance of small companies. The median market capitalization of companies held by the Portfolio as of February 28, 2001 was $1.876 billion. Portfolio manager uses a "top-down" disciplined investment process, which includes extensive database screening, frequent fundamental research, identification and implementation of a brand-oriented approach in structuring the portfolio and a sell discipline. Portfolio manager seeks to invest in companies expected to benefit most from the major social, economic and technological trends that are likely to shape the future of business and commerce over the next three to five years, and attempts to provide a framework for identifying the industries and companies expected to benefit most. This top-down approach is combined with rigorous fundamental research (a bottom-up approach) to guide stock selection and portfolio structure.

PRINCIPAL RISKS

The Portfolio may be affected by the following risks, among others: price volatility, market trends and inability to sell securities. Price volatility refers to the risk that the value of the Portfolio changes as the prices of its investments go up or down. Equity securities generally have higher volatility than most debt securities. The Portfolio invests in companies that the portfolio manager feels have above average prospects for growth, which may result in a higher risk of price volatility than a fund that emphasizes other styles of investing. Smaller companies may be more susceptible to price swings than larger companies because they have fewer financial resources, more limited product and market diversification and many are dependent on a few key managers. Market trends refers to the risk that from time to time the stock market may not favor the small sized growth securities in which the Portfolio invests. Inability to sell securities refers to the risk that securities of smaller companies usually trade in lower volume and may be less liquid than securities of larger, more established companies.

INVESTMENT ADVISER: Pilgrim Investments, Inc.

PORTFOLIO MANAGER: Mary Lisanti has served as a manager of the Portfolio since November 1998. Ms. Lisanti has over 20 years of experience in small and mid-cap investments.


PORTFOLIO PARTNERS, INC. (PPI) MFS CAPITAL OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE
Seeks capital appreciation.

POLICIES

Invests primarily (at least 65% of total assets) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Focuses on companies believed to have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow. Investments may include securities traded in the over-the-counter markets.

May invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of a foreign currency at a future date.

Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

RISKS

Investment in the portfolio is subject to the following risks:

- MARKET AND COMPANY RISK: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security. In addition, securities of growth companies may be more volatile because such companies usually invest a high portion of their earnings in their businesses and may lack the dividends of value companies, which can cushion the security prices in a declining market.

- OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange listed securities, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

- FOREIGN MARKETS RISK: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

- EMERGING MARKETS RISK: Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. Investments in emerging markets securities involve all of the risks of investment in foreign securities, and also have additional risks.

- CURRENCY RISK: Exposure to foreign currencies may cause the value of the portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

- INTEREST RATE RISK: Investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of debt securities held by the portfolio will decline.

- CREDIT RISK: Investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities are more likely to have difficulty making timely payments of interest or principal.

INVESTMENT ADVISER: Aetna Life Insurance and Annuity Company
SUBADVISER: Massachusetts Financial Services Company

PORTFOLIO PARTNERS, INC. (PPI) MFS EMERGING EQUITIES PORTFOLIO
INVESTMENT OBJECTIVE
Seeks long-term growth of capital.

POLICIES

Invests primarily (at least 80% of total assets) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. Emerging growth companies are companies believed to be either early in their life cycle but which have the potential to become major enterprises, or major enterprises whose rates of earnings growth are expected to accelerate. Investments may include securities traded in the over-the-counter markets.

May also invest in foreign securities and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.

RISKS

Investment in the portfolio is subject to the following risks:

- MARKET AND COMPANY RISK: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

- EMERGING GROWTH RISK: The portfolio's performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

- OVER THE COUNTER RISK: Equity securities that are traded over the counter may be more volatile than exchange listed securities, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

- FOREIGN MARKETS RISK: Investment in foreign securities involves risks related to political, social and economic developments abroad. These risks result from differences between the regulations to which U.S. and foreign issuers and Markets are subject.

- CURRENCY RISK: Exposure to foreign currencies may cause the value of the portfolio to decline if the U.S. dollar strengthens against these currencies or if foreign governments intervene in the currency markets.

INVESTMENT ADVISER: Aetna Life Insurance and Annuity Company
SUBADVISER: Massachusetts Financial Services Company

PORTFOLIO PARTNERS, INC. (PPI) MFS RESEARCH GROWTH PORTFOLIO

INVESTMENT OBJECTIVE

Seeks long-term growth of capital and future income.

POLICIES

Invests primarily (at least 65% of total assets) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. Focuses on companies believed to have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management. May invest in companies of any size. Investments may also include securities traded on securities exchanges or in the over-the-counter markets.

May invest in foreign securities and may have exposure to foreign currencies through its investment in these securities, its direct holdings of foreign currencies or through its use of foreign currency exchange contracts for the purchase or sale of a fixed quantity of foreign currency at a future date.

RISKS

Investment in the portfolio is subject to the following risks:

- MARKET AND COMPANY RISK: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security. In addition, securities of growth companies may be more volatile because such companies usually invest a high portion of their earnings in their businesses and may lack the dividends of value companies, which can cushion the security prices in a declining market.

- OVER-THE-COUNTER RISK: Equity securities that are traded over-the-counter may be more volatile than exchange-listed securities, and the portfolio may experience difficulty in purchasing or selling these securities at a fair price.

- FOREIGN MARKETS RISK: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

- CURRENCY RISK: Exposure to foreign currencies may cause the value of the portfolio to decline if the U.S. dollar strengthens against these currencies or if foreign governments intervene in the currency markets.

INVESTMENT ADVISER: Aetna Life Insurance and Annuity Company
SUBADVISER: Massachusetts Financial Services Company

PORTFOLIO PARTNERS, INC. (PPI) SCUDDER INTERNATIONAL GROWTH PORTFOLIO INVESTMENT OBJECTIVE

Seeks long-term growth of capital.

POLICIES

Invests primarily (at least 65% of total assets) in the equity securities of foreign companies believed to have high growth potential. Normally invests in securities of at least three different countries other than the U.S. Will invest in securities in both developed and developing markets. Seeks to invest in those companies believed to be best able to capitalize on the growth and changes taking place within and between various regions of the world. Typically, these are companies with leading or rapidly developing business franchises, strong financial positions, and high quality management capable of defining and implementing strategies to take advantage of local, regional or global markets.

Also may invest in debt securities issued by both U.S. and foreign companies, including non-investment grade debt securities.

RISKS

Investment in the portfolio is subject to the following risks:


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

- MARKET AND COMPANY RISK: The value of the securities in which the portfolio invests may decline due to changing economic, political or market conditions, or due to the financial condition of the company which issued the security.

- FOREIGN MARKETS RISK: Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject.

- CURRENCY RISK: Exposure to foreign currencies may cause the value of the portfolio to decline in the event that the U.S. dollar strengthens against these currencies, or in the event that foreign governments intervene in the currency markets.

- EMERGING GROWTH RISK: The portfolio's performance is particularly sensitive to changes in the value of emerging growth companies. Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.

- INTEREST RATE RISK: Investment in debt securities involves risks relating to interest rate movement. If interest rates go up, the value of debt securities held by the portfolio will decline.

- CREDIT RISK: Investment in non-investment grade debt securities involves credit risk because issuers of non-investment grade securities are more likely to have difficulty making timely payments of interest or principal.

INVESTMENT ADVISER: Aetna Life Insurance and Annuity Company
SUBADVISER: Scudder Kemper Investments, Inc.


PRUDENTIAL JENNISON PORTFOLIO (CLASS II SHARES)

INVESTMENT OBJECTIVE

Seeks to achieve long-term growth of capital.

POLICIES

Invests primarily in equity securities of major, established corporations that the investment adviser believes offer above-average growth prospects. May invest up to 30% of total assets in foreign securities. Stocks are selected on a company-by-company basis using fundamental analysis. Investment adviser looks for companies that have had growth in earnings and sales, high returns on equity and assets or other strong financial characteristics. Normally invests 65% of total assets in common stocks and preferred stocks of companies with capitalization in excess of $1 billion.

PRINCIPAL RISKS

Principal risks of investing in the Portfolio are: company risk, derivatives risk, foreign investment risk, management risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Derivatives are subject to a number of risks, including liquidity risk, interest rate risk, market risk, credit risk and management risk. A portfolio investing in a derivative instrument could lose more than the principal amount invested. Foreign investment risk includes: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Because of differences in accounting standards and custody and settlement practices, investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Actively managed portfolios are subject to management risk, because there is no guarantee that the investment decisions made by the subadvisers for the portfolios will be successful. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

INVESTMENT ADVISER: Prudential Investments Fund Management LLC
Subadviser: JENNISON ASSOCIATES LLC


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

SP JENNISON INTERNATIONAL GROWTH PORTFOLIO (CLASS II SHARES)

INVESTMENT OBJECTIVE
Seeks long-term growth of capital.

POLICIES

Invests in equity-related securities of foreign issuers that the subadviser thinks will increase in value over a period of years. Invests primarily in the common stock of large and medium-sized foreign companies. Under normal circumstances, invests at least 65% of total assets in common stock of foreign companies operating or based in at least five different countries. Looks primarily for stocks of companies whose earnings are growing at a faster rate than other companies. These companies typically have characteristics such as above average growth in earnings and cash flow, improving profitablility, strong balance sheets, management strength and strong market share for its products. Also tries to buy such stocks at attractive prices in relation to their growth prospects.

PRINCIPAL RISKS

Significant risks of investing in the Portfolio are: company risk, credit risk, derivatives risk, foreign investment risk, interest rate risk, and market risk. Company risk refers to the risk that the price of the stock of a particular company can vary based on a variety of factors, such as the company's financial performance, changes in management and product trends, and the potential for takeover and acquisition. Credit risk refers to the risk that the issuer of debt obligations may be unable to make principal and interest payments when they are due. Derivatives are subject to interest rate risk, market risk and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers such as: foreign market risk, currency risk and political developments. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Differences in accounting standards and custody and settlement practices of foreign securities generally involve more risk than investing in securities of U.S. issuers. Currency risk refers to the risk that changes in currency exchange rates may affect the value of foreign securities held by the Portfolio and the amount of income available for distribution. Political developments may adversely affect the value of the Portfolio's foreign securities. Interest rate risk refers to the risk that fixed income securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Common stocks are subject to market risk stemming from factors independent of any particular security. Factors affecting market risk include political events, broad economic and social changes, and the mood of the investing public. Stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

Investment Adviser: PRUDENTIAL INVESTMENTS FUND MANAGEMENT LLC
Subadviser: JENNISON ASSOCIATES LLC

                               SEPARATE ACCOUNT B

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

            SUPPLEMENT DATED JULY 1, 2001 TO JULY 1, 2001 PROSPECTUS

GENERAL DESCRIPTION OF GET N

Series N of the Aetna GET Fund (GET N) is an investment option that may be available during the accumulation phase of the contract. Aetna Life Insurance and Annuity Company (the Company, we, our) makes a guarantee, as described below, when you direct money into GET N. Aeltus Investment Management, Inc. serves as investment adviser to GET N.

We will offer GET N shares only during its offering period, which is scheduled to run from July 1, 2001 through the close of business on September 12, 2001. GET N may not be available under your contract, your plan or in your state. Please read the GET N prospectus for a more complete description of GET N, including its charges and expenses.

INVESTMENT OBJECTIVE OF GET N

GET N seeks to achieve maximum total return, without compromising a minimum targeted return, by participating in favorable equity market performance during the guarantee period.

GET N's guarantee period runs from September 13, 2001 through September 15, 2006. During the offering period, all GET N assets will be invested in short-term instruments and during the guarantee period will be invested in a combination of fixed income and equity securities.

THE GET FUND GUARANTEE

The guarantee period for GET N will end on September 15, 2006, which is GET N's maturity date. The Company guarantees that the value of an accumulation unit of the GET N subaccount under the contract on the maturity date (as valued after the close of business on September 15, 2006) will not be less than its value as determined after the close of business on the last day of the offering period. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET N subaccount to make up the difference. This means that if you remain invested in GET N until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET N as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET N subaccount. The value of dividends and distributions made by GET N throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET N investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from GET N before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable.

MATURITY DATE

Before the maturity date, we will send a notice to each contract holder who has amounts in GET N. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET N amounts. If you do not make a choice, on the maturity date we will transfer your GET N amounts to another available series of the GET Fund that is accepting deposits. If no GET Fund series is available, we will transfer your GET N amounts to the fund or funds designated by the Company.


X.GETNXXXXX-01                                                         July 2001

The following information supplements the "Fee Table" contained in the prospectus:

MAXIMUM FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT
In addition to the amounts currently listed under the heading "Fee Table" in the prospectus, we will make a daily deduction of a GET N Guarantee Charge, equal on an annual basis to the percentage shown below, from the amounts allocated to the GET N investment option:

GET N GUARANTEE CHARGE (deducted daily during the Guarantee Period)     0.50%
MAXIMUM TOTAL SEPARATE ACCOUNT EXPENSES (including the optional 0.50%
      Premium Bonus Option Charge(1)                                    2.40%(2)

The following information supplements the "Fund Expense Table" contained in the prospectus:

AETNA GET FUND SERIES N ANNUAL EXPENSES
(As a percentage of the average net assets.)

                                       INVESTMENT                             TOTAL FUND ANNUAL EXPENSES
                                     ADVISORY FEES(3)    OTHER EXPENSES(4)  (AFTER EXPENSE REIMBURSEMENT)(5)
                                    ----------------- -------------------- ----------------------------------
Aetna GET Fund Series N                  0.60%               0.15%                       0.75%


For more information regarding expenses paid out of assets of the fund, see the GET N prospectus.

------------------------------------------
(1) If you elect the premium bonus option, the premium bonus option charge is assessed during the first seven account years. After the seventh account year, or if you do not elect the premium bonus option, the maximum total separate account expenses you would pay is 1.90%.
(2) The total separate account expenses that apply to your contract may be lower. Please refer to the "Fee Table" section of your prospectus.
(3) The Investment Advisory Fee will be 0.25% during the offering period and 0.60% during the guarantee period.
(4) "Other Expenses" include an annual fund administrative fee of 0.075% of the average daily net assets of GET N and any additional direct fund expenses.
(5) The investment adviser is contractually obligated through GET N's maturity date to waive all or a portion of its investment advisory fee and/or its administrative fee and/or to reimburse a portion of the fund's other expenses in order to ensure that GET N's Total Fund Annual Expenses do not exceed 0.75% of the fund's average daily net assets. It is not expected that GET N's actual expenses without this waiver or reimbursement will exceed this amount.

The following information supplements the "Hypothetical Examples" contained in the prospectus:

HYPOTHETICAL EXAMPLES--AETNA GET FUND SERIES N
ACCOUNT FEES YOU MAY INCUR OVER TIME. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the GET N investment option under the contract (until GET N's maturity date) and assume a 5% annual return on the investment.(6)


- These examples are purely               EXAMPLE A            EXAMPLE B
  hypothetical.
- They should not be                 If you withdraw your  If at the end of the
  considered a representation of     entire account value  periods shown you
  past or future expenses or         at the end of the     (1) leave your
  expected returns.                  periods shown, you    entire account value
- Actual expenses and/or             would pay the         invested or (2)
  returns may be more or less        following expenses,   select an income
  than those shown in these          including any         phase payment
  examples.                          applicable early      option, you would
                                     withdrawal charge:    pay the following
                                                           expenses (no early
                                                           withdrawal charge is
                                                           reflected):


                                        1 YEAR      3 YEARS     5 YEARS     1 YEAR      3 YEARS     5 YEARS
 Aetna GET Fund Series N                  $95        $151        $202         $32         $98        $166

--------------------------------
(6) The examples shown above reflect an annual mortality and expense risk charge of 1.25%, an annual contract administrative expense charge of 0.15%, an annual GET N guarantee charge of 0.50%, an annual premium bonus charge of 0.50%, a $30 annual maintenance fee that has been converted to a percentage of assets equal to 0.022% and all charges and expenses of the GET N Fund. Example A reflects an early withdrawal charge of 7% of the purchase payments at the end of year 1, 6% at the end of year 3 and 4% at the end of year 5. (The expenses that you would pay under your contract may be lower. Please refer to the "Fee Table" section of your prospectus.)

The following information supplements "Appendix III--Description of Underlying Funds" contained in the prospectus:

AETNA GET FUND (SERIES N)
INVESTMENT OBJECTIVE

Seeks to achieve maximum total return without compromising a minimum targeted return (Targeted Return) by participating in favorable equity market performance during the guarantee period, from September 13, 2001 through September 15, 2006, the maturity date.

POLICIES

Prior to September 13, 2001, assets are invested entirely in short-term instruments. After that date, assets are allocated between equities and fixed income securities. Equities consist primarily of common stocks. Fixed income securities consist primarily of short- to intermediate-duration U.S. Government securities and may also consist of mortgage backed securities and corporate obligations. The investment adviser uses a proprietary computer model to determine the percentage of assets to allocate between the fixed and the equity components. As the value of the equity component declines, more assets are allocated to the fixed component.

RISKS

The principal risks of investing in Series N are those generally attributable to stock and bond investing. The success of Series N's strategy depends on the investment adviser's skill in allocating assets between the equity and fixed components and in selecting investments within each component. Because Series N invests in both stocks and bonds, it may underperform stock funds when stocks are in favor and underperform bond funds when bonds are in favor. The risks associated with investing in stocks include sudden and unpredictable drops in the value of the market as a whole and periods of lackluster or negative performance. The principal risk associated with investing in bonds is that interest rates may rise, which generally causes bond prices to fall. If at the inception of, or any time during, the guarantee period interest rates are low, Series N assets may be largely invested in the fixed component in order to increase the likelihood of achieving the Targeted Return at the maturity date. The effect of low interest rates on Series N would likely be more pronounced at the beginning of the guarantee period as the initial allocation of assets would include more fixed income securities. In addition, if during the guarantee period the equity markets experienced a major decline, Series N assets may become largely invested in the fixed component in order to increase the likelihood of achieving the Targeted Return at the maturity date. Use of the fixed component reduces Series N's ability to participate as fully in upward equity market movements and therefore represents some loss of opportunity, or opportunity cost, compared to a portfolio that is fully invested in equities.

INVESTMENT ADVISER: Aeltus Investment Management, Inc.



X.GETNXXXXX-01                                                         July 2001

--------------------------------------------------------------------------------
                               SEPARATE ACCOUNT B
                                       OF
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

             STATEMENT OF ADDITIONAL INFORMATION DATED JULY 1, 2001

                      GROUP OR INDIVIDUAL VARIABLE ANNUITY

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Separate Account B (the separate account) dated July 1, 2001.

A free prospectus is available upon request from Golden American Life Insurance Company by writing to or calling:

                     Golden American Life Insurance Company
                             Customer Service Center
                                  P.O. Box 2700
                           West Chester, PA 19380-1478
                                 1-800-366-0066

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.


                                TABLE OF CONTENTS

                                                                          PAGE

General Information and History.........................................    2
Separate Account B......................................................    2
Offering and Purchase of Contracts......................................    3
Performance Data........................................................    4
    General.............................................................    4
    Average Annual Total Return Quotations..............................    5
Income Phase Payments...................................................    5
Sales Material and Advertising..........................................    7
Independent Auditors....................................................    7
Financial Statements of the Separate Account............................    S-1
Financial Statements of Golden American Life Insurance Company .........    F-1

                         GENERAL INFORMATION AND HISTORY

Golden American Life Insurance Company (Golden American) is a stock life insurance company originally incorporated under the laws of the State of Minnesota on January 2, 1973 and later redomiciled in Delaware. On August 13, 1996, Equitable of Iowa Companies, Inc. (formerly Equitable of Iowa Companies) acquired all of the interest in Golden American and Directed Services, Inc. On October 24, 1997, Equitable of Iowa Companies, Inc. (Equitable of Iowa) and ING Groep, N.V. (ING) completed a merger agreement and Equitable of Iowa became a wholly-owned subsidiary of ING. ING, headquartered in The Netherlands, is a global financial services holding company with approximately $XXX.X billion in assets as of December 31, 2000.

As of December 31, 2000, Golden American had approximately $XXX.X million in stockholder's equity and approximately $X.X billion in total assets, including approximately $X.X billion of separate account assets. Golden American is authorized to do business in all jurisdictions except New York. Golden American offers variable insurance products. Golden American formed a subsidiary, First Golden American Life Insurance Company of New York (First Golden), organized under the laws of the State of New York in 1996, which is licensed to do variable annuity business in the States of New York and Delaware.

Effective January 1, 1997, Equitable Life Insurance Company of Iowa (Equitable
Life) and Golden American became parties to a service agreement pursuant to which Equitable Life agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to Golden American. Expenses incurred by Equitable Life in relation to this service agreement were reimbursed by Golden American on an allocated cost basis. No charges were billed to Golden American by Equitable Life pursuant to the service agreement in 1997. Equitable Life billed Golden American $XXX,XXX and $364,086 pursuant to the service agreement in 2000 and 1999, respectively.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by Golden American. See "Fees" in the prospectus. Golden American receives reimbursement for certain administrative costs from some advisers of the funds used as funding options under the contract. These fees generally range up to 0.425%.

The assets of theseparate account are held by Golden American. Golden American acts as its own custodian for the separate account.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.


                               SEPARATE ACCOUNT B

Separate Account B (the "separate account") is a separate account established by Golden American for the purpose of funding its variable annuity contracts. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. Golden American may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

The funds currently available under the contract are as follows:

AETNA BALANCED VP, INC.
Aetna Income Shares d/b/a AETNA BOND VP
AETNA GROWTH VP
Aetna Variable Fund d/b/a AETNA GROWTH AND INCOME VP
AETNA INDEX PLUS LARGE CAP VP
AETNA INTERNATIONAL VP
Aetna Variable Encore Fund d/b/a AETNA MONEY MARKET VP
AETNA SMALL COMPANY VP
AETNA TECHNOLOGY VP
AIM V.I. CAPITAL APPRECIATION FUND
AIM V.I. GOVERNMENT SECURITIES
AIM V.I. GROWTH FUND
AIM V.I. GROWTH AND INCOME FUND
AIM V.I. VALUE FUND
ALLIANCE VARIABLE PRODUCTS -- GROWTH AND INCOME PORTFOLIO ALLIANCE VARIABLE PRODUCTS - PREMIER GROWTH PORTFOLIO
ALLIANCE VARIABLE PRODUCTS - QUASAR PORTFOLIO
FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP) EQUITY-INCOME
  PORTFOLIO
FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP) GROWTH PORTFOLIO FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP ) HIGH INCOME
  PORTFOLIO
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
  CONTRAFUND-Registered Trademark- PORTFOLIO
JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO
JANUS ASPEN BALANCED PORTFOLIO
JANUS ASPEN GROWTH PORTFOLIO
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
MFS TOTAL RETURN SERIES
MITCHELL HUTCHINS SERIES TRUST TACTICAL ALLOCATION PORTFOLIO OPPENHEIMER AGGRESSIVE GROWTH FUND/VA
OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
OPPENHEIMER STRATEGIC BOND FUND/VA
PILGRIM VP GROWTH OPPORTUNITIES PORTFOLIO
PILGRIM VP MAGNACAP PORTFOLIO
PILGRIM VP MIDCAP OPPORTUNITIES PORTFOLIO
PILGRIM VP SMALLCAP OPPORTUNITIES PORTFOLIO
PORTFOLIO PARTNERS, INC. (PPI) MFS CAPITAL OPPORTUNITIES
  PORTFOLIO
PORTFOLIO PARTNERS, INC. (PPI) MFS EMERGING EQUITIES PORTFOLIO PORTFOLIO PARTNERS, INC. (PPI) MFS RESEARCH GROWTH PORTFOLIO PORTFOLIO PARTNERS, INC. (PPI) SCUDDER INTERNATIONAL GROWTH
  PORTFOLIO
PRUDENTIAL JENNISON PORTFOLIO (CLASS II SHARES)
SP JENNISON INTERNATIONAL GROWTH PORTFOLIO (CLASS II SHARES)


Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

                       OFFERING AND PURCHASE OF CONTRACTS

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. A description of the manner in which the contracts are purchased can be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value." Directed Services, Inc., an affiliate of Golden American, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Golden American. The variable insurance products were sold primarily through two broker-dealer institutions during the year ended December 31, 1998, through two broker-dealer institutions during the year ended December 31, 1999 and through two broker-dealer institutions during the year ended December 31, 2000. For the years ended 2000, 1999, and 1998 commissions paid by Golden American, including amounts paid by its subsidiary, First Golden American Life Insurance Company of New York, to Directed Services, Inc. aggregated $XXX,XXX,000, $181,536,000, and $117,470,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services, Inc. is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, Golden American provides to Directed Services, Inc. certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Golden American charges Directed Services, Inc. for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Golden American's employees on behalf of Directed Services, Inc. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $XX,XXX,XXX, $10,136,000 and $4,771,000 for the years ended 2000, 1999 and 1998, respectively.

                                PERFORMANCE DATA

GENERAL
From time to time Golden American may advertise different types of historical performance for the subaccounts of the separate account available under the contract. Golden American may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized return"), as well as "non-standardized returns," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial purchase payment of $1,000 is applied to the various subaccounts under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account, adjusted to reflect the deduction of the maximum recurring charges under the contract during each period (i.e., Option Package III: 1.25% mortality and expense risk charge, $30 annual maintenance fee, 0.15% administrative charge, and early withdrawal charge of 7% of purchase payments grading down to 0% after 7 years). These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the average account size under the contract described in the prospectus. The total return figures shown below will be lower than the standardized figures for Option Packages I and II because of the lower mortality and expense risk charge under those Option Packages (0.80% and 1.10% respectively). Golden American may also advertise standardized returns and non-standardized returns using the fees and charges applicable to Option Packages I and II.

The non-standardized figures will be calculated in a similar manner, except that they will not reflect the deduction of any applicable early withdrawal charge, and in some advertisements will also exclude the effect of the annual maintenance fee. The deduction of the early withdrawal charge and the annual maintenance fee would decrease the level of performance shown if reflected in these calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account. The non-standardized returns shown in the tables below reflect the deduction of the maximum recurring charges under the contract except the early withdrawal charge (i.e., Option Package III: 1.25% mortality and expense risk charge, $30 annual maintenance fee, and 0.15% administrative charge). Golden American may also advertise returns based on lower charges that may apply to contracts under Option Packages I and II.

Standardized and non-standardized calculations do not currently include the premium bonus or reflect the deduction of the corresponding premium bonus charge; but, to the extent permitted by applicable law, Golden American may include the premium bonus and corresponding charge in the standardized and non-standardized average annual total returns in the future.

Investment results of the funds will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the account value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - STANDARDIZED AND NON-STANDARDIZED
The tables below reflect the average annual standardized and non-standardized total return quotation figures for the periods ended December 31, 2000 for the subaccounts under the contract. The standardized returns assume the maximum charges under the contract (i.e., Option Package III) as described under "General" above. The non-standardized returns assume the same charges but do not include the early withdrawal charges. Golden American may also advertise returns based on lower charges that may apply to particular contracts under Option Packages I and II.

For the subaccounts funded by the Portfolio Partners (PPI) portfolios, two sets of performance returns are shown for each subaccount: one showing performance based solely on the performance of the PPI portfolio from November 28, 1997 the date the portfolio commenced operations; and one quotation based on (a) performance through November 26, 1997 of the fund it replaced under many contracts and (b) after November 26, 1997 based on the performance of the PPI portfolio.

For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception." For standardized performance, the "Since Inception" column shows the average annual total return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows the average annual total return since the fund's inception date.

         Standardized and Non-Standardized Performance Numbers will be
                               Filed by Amendment.


                              INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives Golden American time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate subaccount is
1.0015000 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9999058* (to take into account the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.0014057. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.504376) to produce an annuity unit value of $13.523359 for the valuation occurring when the second income phase payment is due. The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.523359, which produces an income phase payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9998663.

                         SALES MATERIAL AND ADVERTISING

Performance information for a subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index (S&P 500), Dow Jones Industrial Average (DJIA), Donoghue Money Market Institutional Averages or other indices that measure performance of a pertinent group of securities so that investors may compare a subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any subaccount reflects only the performance of a hypothetical contract under which contract value is allocated to a subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the investment portfolio of the Trust in which the Separate Account B subaccounts invest and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria.

From time to time, the rating of Golden American as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

                              INDEPENDENT AUDITORS

Ernst & Young LLP, 801 Grand Avenue, #3400, Des Moines, Iowa 50309-8000, are the independent auditors for the separate account and for Golden American Life Insurance Company. The independent auditors provide services to the separate account that include primarily the audit of the separate account's financial statements and the review of filings made with the SEC.

                              Financial Statements
                            To be Filed by Amendment

Form No. SAI. XXXXXX-01                                 XXXX Ed. June 2001

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits
     (a) Financial Statements: *

         (1) All financial statements are included in either the Prospectus or the Statement of Additional Information, as indicated therein
         (2) Schedules I, III and IV follow. All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

*TO BE UPDATED BY AMENDMENT

EXHIBITS

1 Resolution of the Board of Directors of Depositor authorizing the establishment of the Registrant

2     Not applicable

3 (a) Distribution Agreement between the Depositor and Direct Services, Inc.
  (b) Form of Dealers Agreement
  (c) Organizational Agreement
  (d) Addendum to Organizational Agreement
  (e) Expense Reimbursement Agreement
  (f) Form of Assignment Agreement for Organization Agreement

4 (a) Form of Variable Annuity Group Master Contract
  (b) Form of Variable Annuity Contract
  (c) Form of Variable Annuity Certificate
  (d) Form of Endorsement for GET Fund
  (e) Form of Endorsement for Premium Bonus

5     Not applicable

6 (a) Resolution of the Board of Directors for Powers of
      Attorney, dated 04/23/99
  (b) Certificate of Amendment of the Restated Articles of Incorporation of Golden American Life Insurance Company, dated 03/01/95
  (c) By-laws of Golden American Life Insurance Company, dated 01/07/94

7     Not applicable

8 (a) Form of Participation Agreement between Golden American Life Insurance
      Company and {_____________}*
  (b) Service Agreement between Golden American Life Insurance
      Company and Equitable Life Insurance Company of Iowa
  (c) Service Agreement between Golden American Life Insurance Company and Directed Services, Inc.
  (d) Service Agreement between Golden American and EISI *
  (e) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC
  (f) Reciprocal Loan Agreement between Golden American Life Insurance Company and ING America Insurance Holdings, Inc.
  (g) Revolving Note Payable between Golden American Life Insurance Company and SunTrust Bank
  (h) Surplus Note, dated 12/17/96, between Golden American Life Insurance Company and Equitable of Iowa Companies
  (i) Surplus Note, dated 12/30/98, between Golden American Life Insurance Company and Equitable Life Insurance Company of Iowa
  (j) Surplus Note, dated 09/30/99, between Golden American Life Insurance Company and ING AIH
  (k) Surplus Noted, dated 12/08/99, between Golden American Life Insurance Company and First Columbine Life Insurance Company
  (l) Surplus Note, dated 12/30/99, between Golden American Life Insurance Company and Equitable of Iowa Companies
  (m) Reinsurance Agreement, dated 06/30/00, between Golden
      American and Equitable Life Insurance Company of Iowa
  (n) Renewal of Revolving Note Payable between Golden American and SunTrust Bank as of July 31, 2000 and expiring July 31, 2001

9     Opinion and Consent of Myles R. Tashman*

10(a) Consent of Sutherland Asbill & Brennan LLP*
  (b) Consent of Ernst & Young, LLP, Independent Auditors*
  (c) Consent of Myles Tashman, incorporated in Item 9 of this Part C, together with the opinion of Myles R. Tashman

11    Not applicable

12    Not applicable

13    Schedule of Performance Data*

14    Not applicable

15    Powers of Attorney

16    Subsidiaries of ING Groep N.V. *
------------------------------
*TO BE FILED BY AMENDMENT

Item 25.      Directors and Principal Officers of the Depositor*
---------------------------------------------------------------

Name                    Principal Business Address                   Position(s) with Depositor
----                    --------------------------                   --------------------------
Barnett Chernow         Golden American Life Insurance Company,      President and Director
                        1475 Dunwoody Drive, West Chester,
                        Pennsylvania 19380.

Michael W. Cunningham   Aetna Life Insurance and Annuity Company
                        151 Farmington Avenue Hartford, CT  06156.   Director


Phillip R. Lowery       ING Insurance Operation, 5780 Powers Ferry
                        Road, NW, Atlanta, Georgia  30327-4390.      Director


Myles R. Tashman        Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Director, Executive Vice President,
                        Pennsylvania 19380.                          General Counsel and Secretary

Mark A. Tullis          ING Insurance Operation, 5780 Powers Ferry
                        Road, NW, Atlanta, Georgia  30327-4390       Director

James R. McInnis        Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Executive Vice President
                        Pennsylvania 19380.

Stephen J. Preston      Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Executive Vice President and Chief
                        Pennsylvania 19380.                          Actuary

Steven G. Mandel        Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Senior Vice President
                        Pennsylvania 19380.

Ronald R. Blasdell      Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Senior Vice President
                        Pennsylvania 19380

David L. Jacobson       Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Senior Vice President and Assistant
                        Pennsylvania 19380.                          Secretary

William L. Lowe         Equitable of Iowa Companies, 909 Locust
                        Street, Des Moines, Iowa 50309               Senior Vice President


Gary F. Haynes          Golden American Life Insurance Company,
                        1475 Dunwoody Drive, West Chester,           Senior Vice President
                        Pennsylvania 19380.

David S. Pendergrass    ING Insurance Operation, 5780 Powers Ferry
                        Road, NW, Atlanta, Georgia  30327-4390.      Vice President and Treasurer

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant
-------------------------------------------------------------------------------

     The Depositor owns 100% of the stock of a New York company, First Golden American Life Insurance Company of New York ("First Golden"). The primary purpose for the formation of First Golden is to offer variable products in the state of New York.

     The following persons control or are under common control with the
Depositor:

     DIRECTED SERVCIES, INC. ("DSI") - This corporation is a general business corporation organized under the laws of the State of New York, and is wholly owned by ING Groep N.V. ("ING"). The primary purpose of DSI is to act as a broker-dealer in securities. It acts as the principal underwriter and distributor of variable insurance products including variable annuities as required by the SEC. The contracts are issued by the Depositor. DSI also has the power to carry on a general financial, securities, distribution, advisory or investment advisory business; to act as a general agent or broker for insurance companies and to render advisory, managerial, research and consulting services for maintaining and improving managerial efficiency and operation. DSI is also registered with the SEC as an investment adviser.

     The Registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding stock is owned and controlled by ING. Various companies and other entities controlled by ING may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organizational chart.

The subsidiaries of ING Groep N.V., as of December 31, 1999 are incorporated by reference to the April 26, 2000 filing. [TO BE UPDATED BY AMENDMENT.]

Item 27.      Number of Contract Owners

As of February 28, 2001, there were 57,824 qualified contract owners and 78,935 non-qualified contract owners in Golden American Life Insurance Company's Separate Account B.

Item 28.      Indemnification

       Golden American Life Insurance Company (Golden American) shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

       Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

       Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law. ING Groep N.V. has procured insurance from Lloyd's of London and several major United States and international excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

     (a) At present, Directed Services, Inc. ("DSI"), the Registrant's Distributor, also serves as principal underwriter for all contracts issued by Golden American. DSI is the principal underwriter for Separate Account A, Separate Account B, Equitable Life Insurance Company of Iowa Separate Account A, First Golden American Life Insurance Company of New York Separate Account NY-B, Alger Separate Account A of Golden American and The GCG Trust.

     (b) The following information is furnished with respect to the officers and directors of DSI, the principal underwriter:

Name and Principal                       Positions and Offices with

Business Address                         Principal Underwriter

James R. McInnis*                        President

Barnett Chernow*                         Director and Executive Vice President

Myles R. Tashman*                        Director, Executive Vice President,
                                         Secretary and General Counsel

Stephen J. Preston*                      Executive Vice President

Davis S. Pendergrass**                   Vice President and Treasurer

David L. Jacobson*                       Senior Vice President and Assistant
                                         Secretary

*The principal business address for these directors and officers is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

**The principal business address of this director is ING Insurance Operation, 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

(c) Compensation as of December 31, 2000:

(1)                (2)               (3)               (4)             (5)
Name of      Net Underwriting
Principal    Discounts and        Compensation on    Brokerage
Underwriter  Commissions*         Redemption         Commissions   Compensation
-----------  ----------------     ---------------    -----------   ------------
Directed Services, Inc.

*TO BE FILED BY AMENDMENT

Item 30.      Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by:

      Golden American Life Insurance Company at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478 and by Equitable Life Insurance Company of Iowa, an affiliate, at 909 Locust Street, Des Moines, Iowa 50309.

Item 31.      Management Services

     Not applicable

Item 32.      Undertakings

     Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove and send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS

1. The Company hereby represents that the account meets the definition of a "separate account" under federal securities law.

2. Golden American Life Insurance Company hereby represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B, has duly caused this Registration Statement to be signed on its behalf in the City of West Chester, Commonwealth of Pennsylvania, on the 19th day of March, 2001.

                                                   SEPARATE ACCOUNT B
                                                       (Registrant)

                   By: GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                       (Depositor)

                                     By:
                                        ----------------------------
                                             Barnett Chernow*
                                                President

Attest:       /s/ Linda E. Senker
              -------------------------------
              Linda E. Senker
              Vice President and Associate
              General Counsel of Depositor

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 19, 2001.

Signature                            Title

                                     President and Director of Depositor

-----------------------------------
Barnett Chernow*

                                     Senior Vice President, and Chief Financial
                                      Officer

-----------------------------------
E. Robert Koster*

                                     DIRECTORS OF DEPOSITOR

                                     Director

-----------------------------------
Myles R. Tashman*

                                     Director

-----------------------------------
Phillip R. Lowery*

                                     Director

-----------------------------------
Mark A. Tullis*

                                     Director

-----------------------------------
Michael W. Cunningham*

Attest:       /s/ Linda E. Senker
              -------------------------------
              Linda E. Senker
              Vice President and Associate
              General Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX

ITEM          EXHIBIT                                               EXHIBIT NO.
----          -------                                               -----------
1             Resolution of the Board of Directors of Depositor
              authorizing the establishment of the Registrant       EX-99.B1

3(a)          Distribution Agreement between the Depositor and
              Directed Services, Inc.                               EX-99.B3A

3(b)          Form of Dealers Agreement                             EX-99.B3B

3(c)          Organizational Agreement                              EX-99.B3C

3(d)          Addendum to Organizational Agreement                  EX-99.B3D

3(e)          Expense Reimbursement Agreement                       EX-99.B3E

3(f)          Form of Assignment Agreement for Organization
              Agreement                                             EX-99.B3F

4(a)          Form of Variable Annuity Group Master Contract        EX-99.B4A

4(b)          Form of Variable Annuity Contract                     EX-99.B4B

4(c)          Form of Variable Annuity Certificate                  EX-99.B4C

4(d)          Form of Endorsement for GET Fund                      EX-99.B4D

4(e)          Form of Endorsement for Premium Bonus                 EX-99.B4E

6(a)          Resolution of Board of Directors for Powers of
              Attorney, dated 04/23/99                              EX-99.B6A

6(b)          Certificate of Amendment of the Restated Articles
              of Incorporation of Golden American Life insurance
              Company, dated 03/01/95                               EX-99.B6B

6(c)          By-laws of Golden American Life Insurance Company,
              dated 01/07/94                                        EX-99.B6C

8(b)          Service Agreement between Golden American Life
              Insurance Company and Equitable Life Insurance
              Company of Iowa                                       EX-99.B8B

8(c)          Service Agreement between Golden American Life
              Insurance Company and Directed Services, Inc.         EX-99.B8C

8(e)          Asset Management Agreement between Golden
              American Life Insurance Company and ING Investment
              Management LLC                                        EX-99.B8E

8(f)          Reciprocal Loan Agreement between Golden
              American Life Insurance Company and ING America
              Insurance Holdings, Inc.                              EX-99.B8F

8(g)          Revolving Note Payable between Golden American Life
              Insurance Company and SunTrust Bank                   EX-99.B8G

8(h)          Surplus Note, dated 12/17/96, between Golden American
              Life Insurance Company and Equitable of Iowa
              Companies                                             EX-99.B8H

8(i)          Surplus Note, dated 12/30/98, between Golden American
              Life Insurance Company and Equitable Life Insurance
              Company of Iowa                                       EX-99.B8I

8(j)          Surplus Note, dated 09/30/99, between Golden
              American Life Insurance Company and ING AIH           EX-99.B8J

8(k)          Surplus Noted, dated 12/08/99, between Golden
              American Life Insurance Company and First Columbine
              Life Insurance Company                                EX-99.B8K

8(l)          Surplus Note, dated 12/30/99, between Golden American
              Life Insurance Company and Equitable of Iowa
              Companies                                             EX-99.B8L

8(m)          Reinsurance Agreement, dated 06/30/00, between
              Golden American Life Insurance Company and Equitable
              Life Insurance Company of Iowa                        EX-99.B8M

8(n)          Renewal of Revolving Note Payable between Golden
              American Life Insurance Company and SunTrust Bank
              as of July 31, 2000 and expiring July 31, 2001        EX-99.B8N

15            Powers of Attorney                                    EX-99.B15